UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2015

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

        AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑         No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑         No:  ☒

Enclosures:

Unaudited condensed financial statements as of December 31, 2014 and 2013 and for each of the three months and year ended December 31, 2014 and 2013, prepared in accordance with IFRS, and related management’s discussion.

Report

for the quarter and year ended 31 December 2014

Year

❖	Production of 4.436Moz - up 8% year-on-year
❖	Capital expenditure of $1.2bn - 39% below 2013
❖	Corporate costs $92m - 54% lower year-on-year
❖	Exploration and evaluation costs $144m - 44% lower year-on-year
❖	Adjusted EBITDA stable at $1,665m despite a 10% drop in gold price
❖	Self-help measures progressed to deleverage in medium term

Quarter

❖	Strong production of 1.156Moz - up 2%
❖	Adjusted EBITDA improves to $407m
❖	Obuasi enters limited operations after workforce retrenchment; Feasibility study well advanced

			Quarter		Year
		ended Dec 2014	ended Sep 2014	ended Dec 2013	ended Dec 2014	ended Dec 2013
		US dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,156	1,128	1,229	4,436	4,105
Sold	- oz (000)	1,172	1,101	1,191	4,458	4,093
Price received [1]	- $/oz	1,202	1,281	1,271	1,264	1,401
All-in sustaining costs [2]	- $/oz	1,017	1,036	1,015	1,026	1,174
All-in costs [2]	- $/oz	1,143	1,144	1,233	1,148	1,466
Total cash costs [3]	- $/oz	724	820	748	787	830

Financial review
Gold income	- $m	1,278	1,295	1,418	5,218	5,497
Cost of sales	- $m	(1,061)	(1,052)	(1,042)	(4,190)	(4,146)
Total cash costs [3]	- $m	777	864	861	3,292	3,297
Production costs[4]	- $m	833	877	866	3,410	3,384
Gross profit	- $m	222	273	404	1,043	1,445
(Loss) profit attributable to equity shareholders	- $m	(58)	41	(305)	(58)	(2,230)
	- cents/share	(14)	10	(75)	(14)	(568)
Headline (loss) earnings [5]	- $m	(71)	44	(276)	(79)	78
	- cents/share	(17)	11	(68)	(19)	20
Net cash flow from operating activities	- $m	213	320	431	1,220	1,246
Capital expenditure	- $m	363	261	477	1,209	1,993

Notes:	1.	Refer to note A “Non-GAAP disclosure” for the definition.
	2.	Refer to note B “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
	3.	Refer to note C “Non-GAAP disclosure” for the definition.	Rounding of figures may result in computational discrepancies.
	4.	Refer to note 3 of notes for the quarter and year ended 31 December 2014.
	5.	Refer to note 9 of notes for the quarter and year ended 31 December 2014

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use

Quarter 4 2014

1

Operations at a glance

for the quarter ended 31 December 2014

	Production			All-in sustaining costs[1]			Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]

SOUTH AFRICA	300	(12)	(4)	1,097	9	(2)	830	8	(8)
Vaal River Operations	124	(2)	16	1,031	(5)	(11)	773	1	(18)
Great Noligwa	22	10	29	1,027	(21)	(24)	894	(13)	(30)
Kopanang	33	(15)	(13)	1,324	2	9	1,014	11	2
Moab Khotsong	68	1	31	888	-	(15)	615	3	(22)
West Wits Operations	119	(23)	(22)	1,129	23	12	864	21	5
Mponeng	56	(40)	(39)	1,275	32	42	946	44	38
TauTona	63	2	3	1,000	17	(15)	792	(2)	(23)
Total Surface Operations	56	(3)	8	1,116	7	(11)	883	(3)	(16)
Other	1	100	(50)	-	-	-	-	-	-

INTERNATIONAL OPERATIONS	856	(4)	5	968	(2)	(1)	692	(7)	(12)
CONTINENTAL AFRICA	419	(9)	2	907	(20)	(2)	687	(18)	(14)
DRC
Kibali - Attr. 45% [5]	80	100	23	532	13	(8)	546	16	(3)
Ghana
Iduapriem	40	(40)	(11)	1,248	8	27	976	1	13
Obuasi	48	(24)	(38)	1,440	(30)	23	999	(26)	3
Guinea
Siguiri - Attr. 85%	68	(9)	(6)	973	(13)	22	884	5	19
Mali
Morila - Attr. 40% [5]	15	25	50	937	(35)	(44)	973	14	(36)
Sadiola - Attr. 41% [5]	21	(13)	-	1,049	(36)	(1)	942	(37)	(4)
Yatela - Attr. 40% [5]	3	(63)	50	414	(81)	(78)	220	(89)	(87)
Namibia
Navachab	-	(100)	-	-	(100)	-	-	(100)	-
Tanzania
Geita	144	(6)	24	751	(4)	(17)	429	(21)	(40)
Non-controlling interests, exploration and other

AUSTRALASIA	157	(7)	3	995	30	2	729	14	(15)
Australia
Sunrise Dam	61	(40)	(10)	1,193	48	7	1,083	58	10
Tropicana - Attr. 70%	96	45	14	824	29	3	482	(15)	(33)
Exploration and other

AMERICAS	280	7	12	1,042	17	1	677	7	(7)
Argentina
Cerro Vanguardia - Attr. 92.50%	64	5	3	1,051	23	10	780	16	19
Brazil
AngloGold Ashanti Mineração	121	1	20	970	9	(6)	565	9	(19)
Serra Grande	42	24	31	947	(1)	(14)	570	(20)	(29)
United States of America
Cripple Creek & Victor	54	15	(4)	1,261	17	17	895	8	8
Non-controlling interests, exploration and other

OTHER
Sub-total	1,156	(6)	2	1,017	-	(2)	724	(3)	(12)

1 Refer to note B under “Non-GAAP disclosure” for definition

2 Refer to note C under “Non-GAAP disclosure” for definition

3 Variance December 2014 quarter on December 2013 quarter - increase (decrease).

4 Variance December 2014 quarter on September 2014 quarter - increase (decrease).

5 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

2

Financial and Operating Report

FINANCIAL AND CORPORATE REVIEW

FULL YEAR OVERVIEW

AngloGold Ashanti’s operating and financial performance for 2014 reflect output growth, continued focused cost management and ongoing capital discipline, while posting another strong safety performance. Cash inflow from operating activities of $1,220m for the year ended 31 December 2014 was marginally down on $1,246m achieved in 2013, despite the 10% lower gold price received, the cost of Obuasi redundancies, and the Rand Refinery loan of $44m, all of which was partly offset by the 8% higher production. Cash inflow from operating activities before the Obuasi redundancy costs and the Rand Refinery loan amounted to $1,474m, reflecting an increase of 18% on 2013 levels.

Production saw an 8% increase over 2013 levels to 4.436Moz, while all-in sustaining costs were 13% lower compared to $1,026/oz in 2013. The year-on-year improvement in production reflects the first full year of production from the Kibali mine in the Democratic Republic of Congo and Tropicana in Western Australia, as well as strong performances from the Continental Africa portfolio as a whole, where Geita and Siguiri were again standout operations. The production growth was achieved despite the loss of 56,000oz due to an earthquake in South Africa in August, the sale of Navachab and the removal of high cost ounces from production.

The company’s cost performance reflected improvements in several key areas including direct operating costs, corporate overheads, exploration expenses and capital expenditure. The Project 500 initiative, launched in mid-2013 to save $500m in direct operating costs over 18 months, achieved its target during the year, while costs were further aided by weaker currencies in South Africa, Australia and Brazil. Capital expenditure of $1,209m showed a significant decline from the prior year of $1,993m. This improvement was partially due to the completion of two major capital projects in 2013. Total cash costs of $787/oz improved 5% compared to $830/oz recorded in 2013 mainly due to the 8% or 327,000oz increase in production. Corporate and marketing costs of $92m were 54% lower year-on-year, due to lower labour, consultancy costs aided by the effects of the weaker rand. Exploration and evaluation costs of $144m were 44% lower year-on-year due to cut back on greenfields and brownfields exploration.

Earnings were affected by the 10% decline in the average gold price received in 2014, while the prior year had the benefit of a non-recurring realised gain of $567m on maturity of the mandatory convertible bonds. The net loss attributable to shareholders for the year was $58m compared to a loss of $2.2bn in 2013, when net earnings were affected by asset impairments.

Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) was $1,665m, similar to 2013 levels of $1,667m despite a 10% lower average price received. Net debt: adjusted EBITDA levels ended the year at 1.88 times, similar to the end of 2013 at 1.86 times, again despite the lower gold price received and payments of $210m during the year to retrench the workforce at Obuasi in preparation for the mine’s transition to limited operations phase, and the extension of a $44m shareholder loan to the Rand Refinery. As at 31 December 2014, total borrowings (including a bank overdraft) amounted to $3,721m and cash and cash equivalents amounted to $468m compared to $3,911m and $648m, respectively, a year earlier. AngloGold Ashanti drew $100m from its US dollar revolving credit facility to meet its obligations at Obuasi, leaving $900m undrawn, along with $153m (A$185m) undrawn on the Australian dollar RCF, approximately $91m (R1,058m) available from its South African facilities and cash on hand of $519m. Net debt at year end was $3,133m, compared to $3,105m at the end of 2013.

Most notably, the company achieved a run of 224 days without a workplace fatality, outstripping the previous period of 118 days showing a strong commitment and effort by employees of the business and a culture favouring workplace safety. Year-on-year, the company delivered a 25% reduction in fatal accidents and saw 20% fewer injuries. In addition, reportable environmental incidents were the lowest recorded in the company’s history. Considerable efforts have been made to maintain and improve relationships with host communities and governments.

AngloGold Ashanti continues to focus its attention on key business objectives supporting its ongoing effort to improve sustainable free cash flow and returns. Improving overall financial flexibility is a key component of this approach. During 2014, AngloGold Ashanti successfully extended the maturity profiles of its international facilities by two years to 2019 and had banking covenants relaxed to 3.5 times Net debt to adjusted EBITDA, with a one-time conditional waiver to 4.5 times. During the year, AngloGold Ashanti announced self-help measures that would be prioritised to enable it to meet its targeted deleveraging by roughly $1bn over the next three years, notably through: continued cost management; optimisation of life-of-mine plans to extract additional cash flow; the potential introduction of partners in the Colombia portfolio and at Obuasi; and the potential joint venture or sale of an operating asset.

FOURTH QUARTER REVIEW

Operational performance for the fourth quarter was adversely affected by safety-related interruptions which decreased production from South Africa. Cash inflow from operating activities of $213m for the three months ended 31 December 2014 was down compared to the $431m achieved in the same quarter in 2013, mainly due to by the 5% lower gold price received, 6% lower production and the cost of the Obuasi restructuring.

Group production in the three months ending December 31 was 1.156Moz, 2.5% better than the previous quarter but 6% lower year-on-year. Total cash costs of $724/oz were 12% below the previous quarter, which averaged $820/oz and improved 3% year-on-year.

The average gold price received during the fourth quarter was $1,202/oz lower than the previous quarter average gold price received of $1,281/oz and $1,271/oz in the fourth quarter of 2013. Despite the lower gold price, adjusted EBITDA for the quarter was slightly higher at $407m than the previous quarter’s $400m. Adjusted EBITDA in the final quarter of 2013 was $544m.

3

Gold income decreased by $140m from $1,418m in the quarter ended 31 December 2013 to $1,278m in the corresponding period of 2014, which represents a 10% decrease year-on-year. The decrease was mainly due to a 5%, or $69/oz, decrease in the gold price received from $1,271/oz for the quarter ended 31 December 2013 to $1,202/oz for the corresponding period in 2014 and the 2%, or 19,000oz, decrease in gold sold from 1,191,000oz for the quarter ended 31 December 2013 to 1,172,000oz for the same period in 2014.

Production costs decreased by $33m from $866m in the quarter ended 31 December 2013 to $833m in the quarter ended 31 December 2014, representing a 4% decrease year-on-year. The decrease was mainly due to a reduction in labour costs, fuel and power costs, consumable stores and contractor costs as well as the weakening of some local currencies against the US dollar. Production costs in all business segments are largely incurred in local currency where the relevant operation is located. US dollar denominated production costs tend to be adversely impacted by local currency strength and favourably impacted by local currency weakness, assuming there are no other offsetting factors. AngloGold Ashanti’s financial results can be influenced significantly by the fluctuations in the South African Rand, Brazilian Real, Australian Dollar, and, to a lesser extent, the Argentinean Peso. During the fourth quarter of 2014 compared to the same period in 2013 all local currencies depreciated against the US dollar. The South African Rand depreciated by 11%, the Argentina Peso by 40%, the Australian dollar by 8% and the Brazilian Real depreciated by 12%. The decrease in production costs was partially offset by an increase in rehabilitation costs.

Fuel and Power costs decreased from $168m in the quarter ended 31 December 2013 to $144m in the quarter ended 31 December 2014, which represents a $24m, or 14%, decrease. The decrease was due to the sale of Navachab at the end of June 2014 and decreased mining at Iduapriem (due to lower recovered grade) and Obuasi (the mine entered into a Limited Operation Phase). The decrease was partially offset by higher electricity tariffs and annual inflationary increases.

Consumable store costs decreased by $28m or 14% from $202m in the quarter ended 31 December 2013 to $174m in the quarter ended 31 December 2014. The decrease was due to the sale of Namibia, lower production at Iduapriem and cost saving initiatives.

Labour costs declined by 12% from $294m in the quarter ended 31 December 2013 to $259m in the corresponding period of 2014. This was mainly due to rationalisation and restructuring across the group. Contractor costs declined 20% from $163m in the quarter ended 31 December 2013 to $130m in the quarter ended 31 December 2014. The decrease in contractor costs was primarily a result of negotiating lower contract rates and the lower utilisation of mine contractors.

Rehabilitation costs increased by $58m from a credit of $11m in the quarter ended 31 December 2013 to an expense of $47m in the quarter ended 31 December 2014. The increase was due to change in cash flows, escalation rates and lower discount rates.

Cost of sales was $1,061m for the quarter ended 31 December 2014 compared to $1,042m for the corresponding period in 2013. Included in cost of sales is amortisation of tangible and intangible assets and movements in gold inventory, which increased in total from $176m in the quarter, ended 31 December 2013 to $228m in the same period of 2014. Amortisation increased by $12m, representing a revision of useful lives in 2014 and the movements in gold inventory increased by $40m. The overall increase in cost of sales was partially offset by a $33m decrease in production costs over 2013.

Net (loss) profit attributable to equity shareholders for the fourth quarter of 2014 was a loss of $58m, compared to a profit of $41m for the previous quarter and a loss of $305m for the fourth quarter of 2013 (which was impacted by the reversal of deferred tax assets in Ghana of $270m and North America of $60m). The current quarter was negatively impacted by retrenchment costs of $146m (mainly at Obuasi), compared to $34m in the previous quarter.

Net debt to adjusted EBITDA was negatively affected given the increase in net debt due to higher capital expenditure in the final quarter, retrenchment costs associated with ongoing restructuring at the Obuasi mine in Ghana of $145m, and a drawdown of $44m by the Rand Refinery on its shareholder loan.

4

    SUMMARY COMPARISON OF KEY PERFORMANCE MEASURES TO DATE WITH SAME PERIODS LAST YEAR

Particulars	Q4 2014	Q3 2014	Improved Q v Q	Q4 2014	Q4 2013	Improved Q vs prior year Q	2014	2013	Improved Y-on-Y
Gold price received ($/oz)	1,202	1,281	(6%)	1,202	1,271	(5%)	1,264	1,401	(10%)
Gold production (Kozs)	1,156	1,128	2%	1,156	1,229	(6%)	4,436	4,105	8%
Total cash costs ($/oz)	724	820	(12%)	724	748	(3%)	787	830	(5%)
Cost of sales ($m)	1,061	1,052	1%	1,061	1,042	2%	4,190	4,146	1%
Corporate & marketing costs (US$m)	23	24	(4%)	23	37	(38%)	92	201	(54%)
Exploration & evaluation costs (US$m)	45	37	22%	45	41	10%	144	255	(44%)
Capital expenditure (US$m)	363	261	39%	363	477	(24%)	1,209	1,993	(39%)
All-in sustaining costs (US$/oz)	1,017	1,036	(2%)	1,017	1,015	0%	1,026	1,174	(13%)
All-in costs (US$/oz)*	1,143	1,144	0%	1,143	1,233	(7%)	1,148	1,466	(22%)
(Loss) profit (loss) attr. - equity shareholders ($m)	(58)	41	241%	(58)	(305)	81%	(58)	(2,230)	97%
Cash inflow from operating activities ($m)	213	320	(33%)	213	431	(51%)	1,220	1,246	(2%)
Adjusted EBITDA ($m)	407	400	2%	407	544	(25%)	1,665	1,667	0%

  * World Gold Council Standard, excludes stockpiles written off.

CORPORATE UPDATE

AngloGold Ashanti has embarked on a series of self-help measures to generate cash from internal sources to reduce its net debt levels. Among these measures is the search for partners or buyers for certain assets in the company’s portfolio. There can be no assurances that these processes will be successfully concluded. In this regard, the joint venture or sale of an operating asset remains an option that is being considered.

Work is also under way to explore partnerships for projects in Colombia in order to share risk and ongoing expenditures to develop those projects.

Obuasi mine restructuring: Significant work took place during the fourth quarter to transition Obuasi to a limited operating state. During the fourth quarter, the Amendment to Program of Mining Operations, which provides technical, environmental, financial and social details around the transition, was approved by the Government of Ghana, allowing the completion of the retrenchment program at the operation and a substantial reduction in the mine’s operations. A detailed feasibility study exploring the economic and technical prospects of the operation, while addressing security, environmental obligations and community relationships, has made significant progress and will be continued and optimised during 2015. Talks with the relevant regulators are expected to take place to help foster clarity as to the fiscal and operating parameters for the project. As the outcome of these talks will have an impact on the feasibility study, the final results are only expected to be made public once this process is complete. The total expenditures expected to be incurred at Obuasi in 2015 aggregating $100m relates continued development of the decline access ramp to underground mining areas, costs for the completion of the feasibility study and costs for maintaining limited operating state. In addition, AngloGold Ashanti may pursue potential partnerships in the project at the appropriate time, as initially indicated in November 2014.

SAFETY

AngloGold Ashanti continued a promising safety trend, with the All injury frequency rate (AIFR), the broadest measure of safety performance, ending the year at 7.36 compared with 7.34 the previous year, this despite recording several minor injuries related to the earthquake in August at its Vaal River Operations. Without the impact of the earthquake the AIFR would have been 7.15.

Regrettably, there were six fatalities during the year ended 2014, four in South Africa and two in Brazil. Three of these fatalities occurred in South Africa in the fourth quarter - two at Mponeng and one at Kopanang - and were caused by fall-of-ground incidents. Formal incident investigations were initiated and completed immediately after each occurrence to identify factors that contributed to the incidents. Corrective and preventative actions are being implemented where possible. Although 2014 saw the fewest fatalities of any year on record, management continued to take steps to prevent the re-occurrence of these incidents and achieve the organisation’s goal of zero-harm across all operations.

5

AngloGold Ashanti implemented electronic systems during the year that monitor various aspects of underground working areas, allowing remote gathering of information from a large portion of these mines to assist in improving safety systems. In addition, ongoing training, improvement of processes, management and behavioural improvements have helped more than halve the number of safety incidents since 2007. Focus remains on identifying major hazards, and understanding ‘high potential incidents,’ which may have resulted in death or serious injury. Work also continues to foster improvement to the organisation culture, procedures and support.

OPERATING HIGHLIGHTS

The South African operations produced 1.223Moz at a total cash cost of $849/oz for the year ended December 2014 compared to 1.302Moz at a total cash cost of $850/oz for the year ended December 2013. The lower production was due to the earthquake near the Vaal River operations on 5 August 2014, which caused infrastructure damage that impacted operations at Moab Khotsong, Kopanang and Great Noligwa mines, as well as safety related stoppages across the regional portfolio. Costs controls improved significantly from the 2013 levels and managed to offset inflationary pressures. All-in sustaining costs averaged $1,064/oz for the year ended December 2014, a 5% improvement on the $1,120/oz achieved for the year ended December 2013. During the fourth quarter the region produced 300,000oz at a total cash cost of $830/oz, compared to 339,000oz at a total cash cost of $767/oz during the same quarter in 2013. Safety-related disruptions during the quarter hindered production as the region encountered two fall-of-ground fatalities at Mponeng and another at Kopanang. All-in sustaining costs for the fourth quarter were $1,097/oz, compared to $1,005/oz in the same quarter a year ago.

At West Wits, production was 544,000oz at a total cash cost of $804/oz for the year ended December 2014 compared to 589,000oz at a total cash cost of $800/oz for the year ended December 2013. The fourth quarter production was 119,000oz at a total cash cost of $864/oz compared to 154,000oz at a total cash cost of $717/oz in the same quarter a year ago. The fourth quarter’s performance was adversely impacted by safety-related stoppages and shaft repairs at Mponeng following an incident caused during shaft slinging operations which caused damage to the sub-shaft resulting in a week-long stoppage to complete remediation work. TauTona’s total cash costs improved from $809/oz to $792/oz, due to cost savings initiatives which included effective overtime management, labour cost reduction and power optimisation made possible by the integration of TauTona and Savuka.

At the Vaal River district, production was 453,000oz at a total cash cost of $857/oz for the year ended December 2014 compared to 473,000oz at a total cash cost of $895/oz for the year ended December 2013. Production from the Vaal River operations decreased marginally in the fourth quarter of 2014 to 124,000oz at a total cash cost of $773/oz, compared to 127,000oz at a total cash cost of $762/oz in the same quarter a year ago. Kopanang was affected by fall-of-ground fatality which had an adverse impact on production as the mine was halted for 11 shifts to comply with instructions from the regulator. Both Great Noligwa and Moab Khotsong performed on levels consistent with the same quarter last year. Moab Khotsong was the lowest cost producer for the South African region during the quarter at a total cash cost of $615/oz after recovering from the previous quarter which was affected by the earthquake.

Production from total Surface Operations for the year ended December 2014 was 223,000oz at a total cash costs of $941/oz, compared to 240,000oz at a total cash cost of $883/oz for the year ended December 2013. The most significant challenge has been a reduction in grade. In an attempt to mitigate this, milling throughput has been improved 10%. Surface Operations’ production for the fourth quarter of 2014 was 56,000oz at a total cash cost of $883/oz, compared to 58,000oz at a total cash cost of $915/oz in the same quarter a year ago. Grade-control drilling program progressed well and is expected to continue in 2015 to improve knowledge of the available material. Construction of the new pump station is progressing to schedule and this will allow for an improvement in throughput from May 2015. The uranium plant at Mine Waste Solutions was fully commissioned during the fourth quarter, with 4 tons of Uranium oxide produced during the period. Process optimisation to improve float tonnage and grade will facilitate improved plant efficiencies. The South Africa region is progressing well with the implementation of the district consolidation model in the Vaal River. The Vaal River region has commenced operating under this new structure, with the integration of Moab Khotsong and Great Noligwa largely complete. The Vaal River district will see the incorporation of Kopanang which brings the three previously separately managed mines under a single management team. This team will also manage the geographic footprint in the Vaal River in order to reduce the costs associated with the maintenance of the complex. Regional and Corporate duplications are being eliminated in the process. Cost reductions are being planned and managed within the successful P500 system. Full benefits will be felt in the second half of 2015.

Lower operating costs were realised in South Africa on labour cost management, reef-mining related activities, power consumption, contractor management, the implementation of service optimisation strategies and a robust critical review of commodity as well as services related contracts. The methodologies and principles of Project 500 helped improved overall efficiency and regulatory compliance within AngloGold Ashanti’s existing operating framework.

The Continental Africa region produced 1.597Moz at a total cash cost of $783/oz for the year ended December 2014 compared to 1.460Moz at a total cash cost of $869/oz for the year ended December 2013. The increased production is mainly attributed to Kibali’s full year of production in 2014 together with good performances particularly from Siguiri and Geita. The strong results were achieved despite Navachab’s sale at the end of June 2014 and the continued winding down of operations in Mali. All-in sustaining costs at $968/oz for the year ended December 2014 represent a 19% improvement on the $1,202/oz achieved for the year ended December 2013. This improvement in costs was driven by efficiency gains and by stronger performances from key assets in the region. During the fourth quarter of 2014, the region showed improved costs, with production of 419,000oz at a total cash cost of $687/oz compared to 460,000oz at a total cash cost of $839/oz during the same quarter a year ago. Production was lower due to the sale of Navachab, Obuasi entering a Limited Operation Phase and lower grades at Iduapriem. Cash costs improved due to a decrease labour and fuel and power costs.

In Ghana, Iduapriem’s production was 177,000oz at a total cash cost of $865/oz for the year ended December 2014 compared to 221,000oz at a total cash cost of $861/oz for the year ended December 2013. The decline in production was a result of a 21% decrease in recovered grade in line with plans to mine less volume and process the ore tonnes accumulated on stockpiles. Total cash costs however were maintained at $865/oz mainly as a result of productivity improvements. During the fourth quarter of 2014, Iduapriem’s production decreased to 40,000oz at a total cash cost of $976/oz compared to 67,000oz at a total cash cost of $966/oz during the same quarter of 2013. The decline in production and modest increase in costs for the quarter were a result of a 38% decrease in recovered grade due to the planned treatment of lower grade stockpiles and a 4% decrease in tonnage throughput.

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Obuasi’s production was 243,000oz at a total cash cost of $1,086/oz for the year ended December 2014 compared to 239,000oz at a total cash cost of $1,406/oz for the year ended December 2013. The improvement in production is attributable to an increase in surface tonnes processed partly offset by the initiation of the Amended Programme of Mining Operations (APMO) approved by the government of Ghana in November 2014, which saw the mine transition to a Limited Operation Phase by the end of the year. Due to the limited operational activity, costs declined, resulting in all-in sustaining costs of $1,374/oz, down 38% compared to the same period a year ago. During the fourth quarter of 2014, production was 48,000oz at a total cash cost of $999/oz compared to 63,000oz at a total cash cost of $1,354/oz during the same quarter a year ago. Costs and production decreased due to Obuasi entering a Limited Operation Phase.

In The Republic of Guinea, Siguiri’s production was 290,000oz at a total cash cost of $799/oz for the year ended December 2014 compared to 268,000oz at a total cash cost of $918/oz for the year ended December 2013. Production increased as a result of higher grade ore sources being accessed. Total cash costs were further aided by efficiency improvements, and improved by 13%. During the fourth quarter of 2014, production decreased to 68,000oz at a total cash cost of $884/oz compared to 75,000oz at a total cash cost of $844/oz during the same quarter a year ago. The decrease in the quarter’s production was a result of a planned 8% decrease in recovered grade due to the depletion of higher grade ore sources. Total cash costs consequently increased by 5% despite lower mining cost.

In Mali, production was 140,000oz at a total cash cost of $1,106/oz for the year ended December 2014 compared to 170,000oz at a total cash cost of $1,192/oz for the year ended December 2013. Morila’s production decreased by 23% as a result of a decrease in recovered grade, due to treatment of lower grade mineralised waste tonnes, further impacted by a decrease in tonnes treated. Sadiola’s production decreased by 1% as a result of a decrease in recovered grade due to lower availability of higher grade oxide material, which was partly offset by an increase in tonnes treated. Total cash costs decreased due to a 63% decline in volume mined and as a result of further planned cost reductions having been achieved during the current year. At Yatela, production decreased in line with the cessation of mining activities and planned transition to closure. Costs decreased substantially based on a shared allocation of fixed overheads between the operating and closure activities.

In Tanzania, Geita’s production was 477,000oz at a total cash cost of $599/oz for the year ended December 2014 compared to 459,000oz at a total cash cost of $515/oz for the year ended December 2013. Production increased due to a 28% increase in tonnes treated, and the fact that tonnage throughput the previous year was impacted by replacement of the SAG mill. Total cash costs however increased by 16% largely as a result of utilisation of higher cost ore stockpiles. During the fourth quarter of 2014, production decreased to 144,000oz at a total cash cost of $429/oz compared to 154,000oz at a total cash cost of $543/oz during the same quarter a year ago. The decline in production was due to a 16% planned decrease in recovered grade compared to the same quarter in the previous year which had benefited from the feed of higher grade ore tonnes from Nyankanga pit, partly offset by a 12% increase in tonnage throughput due to consistent mill running time and improved mill productivity. Total cash costs decreased by 21% primarily as a result of lower mining costs incurred during the quarter that were driven by efficiency improvements and the benefits of lower fuel costs.

In The Democratic Republic of the Congo, Kibali’s production attributable to AngloGold Ashanti was 237,000oz at a total cash cost of $578/oz for the year ended December 2014 compared to 40,000oz at a total cash cost of $471/oz for the year ended December 2013. During the fourth quarter of 2014, production increased to 80,000oz at a total cash cost of $546/oz compared to 40,000oz at a total cash cost of $471/oz during the same quarter a year ago, the mine’s first full quarter in operation. Tonnes treated increased 106% with consistent plant operations following a full year of operations compared to the same quarter a year ago when the oxide plant was undergoing commissioning.

In the Americas, production was 996,000oz at a total cash cost of $709/oz for the year ended December 2014 compared to 1.001Moz at a total cash cost of $671/oz for the year ended December 2013. The reduction in production was due to decreased production at Cripple Creek & Victor and Serra Grande, while AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and at Cerro Vanguardia saw increased output. Cerro Vanguardia’s production for the 2014 year was the highest annual production of the operation in 11 years, mainly assisted by production from the heap leach. All-in sustaining costs were at $1,010/oz for the year ended December 2014, compared to $970/oz achieved for the year ended December 2013. Costs were negatively affected by lower grades in most operations within the region. During the fourth quarter of 2014, production in the Americas increased to 280,000oz at a total cash cost of $677/oz compared to 262,000oz at a total cash cost of $634/oz during the same quarter a year ago.

Work continued on Project 500 initiatives. These were focused on developing efficiencies and production improvements, including underground mine design optimisation, extension of the operating life of tires, and optimisation and stabilisation of CIL and regeneration circuits.

In Brazil, production was 539,000oz at a total cash cost of $670/oz for the year ended December 2014 compared to 529,000oz at a total cash cost of $665/oz for the year ended December 2013. During the fourth quarter of 2014, production increased to 163,000oz at a total cash cost of $566/oz compared to 154,000oz at a total cash cost of $560/oz during the same quarter a year ago.

At AGA Mineraçăo production was 403,000oz at a total cash cost of $644/oz for the year ended December 2014 compared to 391,000oz at a total cash cost of $646/oz for the year ended December 2013. The production was mainly driven by the strong performance in the fourth quarter, where production remained relatively stable at 121,000oz at a total cash cost of $565/oz compared to 120,000oz at a total cash cost of $518/oz during the same quarter a year ago, mainly due to an increase in service related costs. AGA Mineração delivered a strong performance with increased tonnage and feed grades at both the Cuiabá and Córrego do Sítio complexes. Development work improved and production began from the new orebody at Córrego do Sítio (Sulphide II) and full production rates were achieved at the underground Mine I. Further production improvements were due to higher tonnages from Lamego that reached high production rate as a result of bulk mining to offset lower grade, which was all planned to recover production delays from the previous quarters.

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At Serra Grande production was 136,000oz at a total cash cost of $748/oz for the year ended December 2014 compared to 138,000oz at a total cash cost of $719/oz for the year ended December 2013, mainly due to a decrease in production and an increase in costs. During the fourth quarter of 2014, production increased to 42,000oz at a total cash cost of $570/oz compared to 34,000oz at a total cash cost of $712/oz during the same quarter a year ago, mainly due to an increase in production. Production was 24% higher due to higher feed grade driven by operational initiatives aimed at the recovery of production following delays in previous quarters.

In the United States, Cripple Creek & Victor production was 211,000oz at a total cash cost of $829/oz for the year ended December 2014 compared to 231,000oz at a total cash cost of $732/oz for the year ended December 2013. The decline in production was due to delays experienced in the mill start-up. In addition, certification delays for an exposed liner necessitated modifications to the heap-leach stacking plan which led to deferred production early in 2014. Total cash costs increased 13% due to lower recoverable grade mined and production caused by the mill start-up delay. During the fourth quarter of 2014, production was 54,000oz at a total cash cost of $895/oz compared to 47,000oz at a total cash cost of $825/oz during the same quarter a year ago. In Argentina, Cerro Vanguardia´s production was 246,000oz at a total cash cost of $692/oz for the year ended December 2014 compared to 241,000oz at a total cash cost of $622/oz for the year ended December 2013. At the end of 2014, Cerro Vanguardia (CVSA) achieved its highest annual production in 11 years. During the fourth quarter of 2014, production was 64,000oz at a total cash cost of $780/oz compared to 61,000oz at a total cash cost of $672/oz during the same quarter a year ago. CVSA’s gold production was higher mainly due to the effect of higher heap leach production from higher low-grade material processed. The deterioration in total cash costs reflected lower silver by-product credits, negative stockpile movement and ongoing inflationary pressures. Wage increases were finalised in October and were partially offset by a higher exchange rate and the positive impact of higher production from the leach pad.

In Australia, production for the year ended December 2014 was 620,000oz at a total cash cost of $804/oz, compared to 342,000oz at a total cash cost of $1,047/oz for the year ended December 2013. All-in sustaining costs were at $986/oz for the year ended December 2014, compared to $1,376/oz achieved for the year ended December 2013. The increased production is due to the first full year of production from the new Tropicana mine. During the fourth quarter of 2014, production was 157,000oz at a total cash cost of $729/oz compared to 169,000oz at a total cash cost of $640/oz during the same quarter a year ago.

At Sunrise Dam production for the year ended December 2014 was 262,000oz at a total cash cost of $1,105/oz, compared to 276,000oz at a total cash cost of $1,110/oz for the year ended December 2013. During the fourth quarter of 2014 production decreased to 61,000oz at a total cash cost of $1,083/oz compared to 102,000oz at a total cash cost of $685/oz in the same quarter a year ago, as lower grades were mined in line with the mine plan. Production in the fourth quarter of 2013 was higher and costs lower because high grade ore from the crown pillar was mined in the final phase of the open pit. The underground mine delivered record quarterly ore production of 675,000 tonnes in the fourth quarter, representing a 10% increase over the previous quarter and contributing to a 32% increase in underground ore mined for the year from 1.8Mt. in 2013 to 2.3 Mt in 2014.

Production at Tropicana for the year ended December 2014 was 358,000oz at a total cash cost of $545/oz, compared to 66,000oz at a total cash cost of $568/oz for the year ended December 2013. During the fourth quarter of 2014 production increased 45% to 96,000oz at a total cash cost of $482/oz compared to 66,000oz a total cash cost of $569/oz in the same quarter a year ago. The high fourth quarter production was due to higher ore tonnes mined, enabling a higher head grade to be delivered to the plant through effective grade streaming. Despite higher maintenance costs, total cash costs decreased by 33%, mainly due to the higher gold production.

Regulatory approvals were received during the quarter to complete the expansion of the borefield that supplies process water to the operation in Tropicana. The borefield capacity increased steadily through the quarter and it is expected that by the end of the March 2015 quarter an additional 27 bores will have been installed and commissioned. This would take the number of bores servicing the plant to 51, with a total capacity of more than 1,000 tph, providing ample redundancy for the site’s water requirements.

UPDATE ON CAPITAL PROJECTS

In the Americas, the Mine Life Extension project at CC&V ($585m approved cost over 5 years) is progressing on schedule. Capital spending in 2014 primarily related to the Mine Life Extension 2 (MLE2) project. The MLE2 project includes a new Mill and a new Valley Leach Facility with an associated gold recovery plant. Mill construction is 98% complete. Testing and commissioning of completed systems is progressing in parallel with completing the electrical construction. The mill began commissioning and mill ore feed and production ramp up is expected to start in the first quarter of 2015. The new Valley Leach facility and associated gold recovery plant are still scheduled to start production in 2016.

At Obuasi, development of a decline from surface to the existing mining blocks continued in 2014. The decline is expected to allow development of the appropriate infrastructure to enable mechanised operations and de-bottleneck the mine, which was constrained by an outmoded, labour-intensive mining method and also ageing and sub-optimal vertical hoisting infrastructure. By year-end, Obuasi successfully transitioned to limited operations and the entire work force was retrenched with subsequent recruitment of a limited number of employees on a one-year, fixed-term contract while the feasibility study progressed.

In Kibali, the limited Relocation Action Plan (RAP) for Mofu was completed while the Gorumbwa RAP is expected to commence during 2015 with planned completion in 2016. A significant number new houses and a church were built and completed by year end. The focus for 2015 has moved to the completion of the paste plant and the second hydropower station. The sinking of the vertical shaft remained ahead of schedule with a shaft depth of 720m at the end of the quarter, with only 40m of sinking remaining to reach the proposed shaft bottom. The development of the decline system continued well during the quarter and remained ahead of plan. Blasting of the first stope took place during the fourth quarter of 2014. The focus remains on stoping as well as the development of the ventilation infrastructure. Total capital expenditure was $386.5m for the year and $95.3m for the quarter ended 31 December 2014 at 100%. The construction of the metallurgical facility is now completed with only limited items on a punch list, which is expected to lead to reduced spend going forward.

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TECHNOLOGY AND INNOVATION UPDATE

The Technology Innovation Consortium made important progress to develop technology to safely extract ore from underground mines in South Africa. The company plans to further develop the work towards a more efficient, cost effective technology to extract ore from areas not suitable for conventional mining. Progress on key technologies includes:

Reef Boring

•	TauTona mine – Test site:

Eight holes were drilled during the fourth quarter of 2014, making a total of 30 holes for the year ended 31 December 2014. Failure on the gearbox and drill rods hampered the performance of the machine and has since been refurbished. Equipping of an extension to the test site is expected to continue during the first quarter, while drilling is expected to continue in the second quarter of 2015.

•	TauTona mine – Prototype site

In the fourth quarter, a total of 15 holes were drilled in the prototype sites. The Atlantis machine was removed from underground in the third quarter of 2014 and modified to allow operation in raise boring mode. Industrial engineers conducted time and motion studies on the machines to identify shortcomings in both the technical and work management aspects to improve the machine performance. Findings are expected to be applied during the first quarter of 2015.

•	Great Noligwa and Kopanang mine test sites

The softer footwall composition associated with the C-reef continued to pose a challenge to the HPE narrow reef boring machine. This method of drilling requires a double pass drilling sequence. Different hammer configurations/dimensions were tested on the HPE machine however with no successful completion on reef extraction across the full length of the planned hole as the cutter head deflected or got stuck. The technology was then tested in the Vaal-reef where the footwall conditions are harder and more consistent, after the machine was moved to Kopanang mine. Alternative technologies, such as Thermal Spalling which has shown encouraging results in the initial test work at Kopanang mine, may be investigated as possible solutions to extracting the narrow C-reef vein at Great Noligwa mine.

Ore body Knowledge and Exploration

Orebody knowledge and exploration plays a critical part in the mine design of an orebody. Enhanced geological information is expected to improve current planning practices and to be essential in the application of mechanical reef mining. In order to mine the different reef packages optimally, the location of the reef terraces, structural information and time to analyse geological information are essential for the success of mechanical mining methods.

Reverse Circulation (RC) drilling Trial 6 was completed in the fourth quarter of the year with four holes drilled. A new compressor increasing the air pressure and volume was tested. Improved drilling rates and an overall 294m depth (drill string length available) was reached in line with the set target of 8m/hour and depths of 270m to 300m. Accuracy and deflection remain a focus and are expected to be addressed when testing the stabilisers in trial 7 by the end of the first quarter in 2015.

Ultra High Strength Backfill (UHSB)

The successful development of this ultra-high strength backfill (UHSB) product, together with the Reef Boring technology, for use in mining applications as a support medium, replacing the need for current local and regional support, creates the potential for earlier shaft pillar mining, pre-extraction of planned stabilising pillars, post extraction of already created stabilising pillars and changing the current conventional mining method to a mechanical reef boring method.

Achieving this requires the development of a cost effective, UHSB formula, which on curing is expected to attain 170 - 200 MPa strength (Uniaxial Compressive Strength). Surface testing to increase the mixing volume from 4m³/hour to 8m³/hour has seen positive results. Alternative mixing methodologies have been developed on a laboratory scale mixer in Germany. A full scale prototype mixer was manufactured, delivered and commissioned. Initial trials indicated positive results. Mixing trials to increase the volume per mix as well as reducing the mixing times are expected to continue in the first quarter of 2015.

As part of the on-going process to install instrumentation, a software data logging system was installed and commissioned in the production site block. Data are currently being captured and analysed. Surface tailings dry plant has been commissioned on surface at TauTona mine.

EXPLORATION

Exploration and evaluation costs in 2014 amounted to $144m compared to $255m in 2013. This was mainly due to lower greenfields and brownfields costs. Exploration and evaluation costs amounted to $45m for the fourth quarter of 2014 compared to $41m for the same period in 2013, mainly due to an increase in study costs at Obuasi and technology costs in South Africa.

GREENFIELDS EXPLORATION

During the year ended 31 December 2014, Greenfields focussed its project portfolio with significant tenure rationalisation completed in Colombia and Australia. AngloGold Ashanti remains committed to its core Greenfields projects comprised of over 13,000km2 of highly-prospective ground in three countries; Australia, Colombia, and Guinea. Total expenditure for the quarter was $13m, which included 7,192m of diamond and RC drilling.

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In Colombia, resource drilling continued on the Nuevo Chaquiro deposit at Quebradona, a joint venture with B2Gold (AngloGold Ashanti 89.75%), with the objective of defining the limits of the higher grade zone and infill drilling on this part of the resource to an indicated status. During the quarter 5,265m of diamond drilling, in five holes was carried out with two drill rigs. Multiple consistently mineralised intersections have been returned from within the high grade (>0.6% Cu) intrusive phase within the declared resource. The latest drill results from the drilling include CHA-057 which intersected 1088m @ 0.82% Cu and 0.41 g/t Au from 238m and CHA-058 intersected 1086m @ 0.87% Cu and 0.44 g/t Au from 144m. These two holes significantly extended high grade (>0.6% Cu) mineralisation towards surface and towards the southwest.

In Australia, at the Tropicana JV, airborne magnetic and radiometric surveys were completed in Q4 over tenements in the south of the project. Further encouraging results were returned from Aircore (AC) and Reverse Circulation (RC) drilling at the Madras prospect approximately 25km south of the Tropicana Gold Mine. At the Mullion Project (AngloGold Ashanti 100%) in New South Wales, land access was secured and ground gravity geophysical surveying was completed in the latter part of the year. Processing and interpretation of data is ongoing.

In Guinea, Greenfields was focused on the handover of technical and administrative data for Blocks 2-4 to the AngloGold Ashanti Brownfields division. Field work was put on temporary suspension as a precautionary measure due to the Ebola outbreak.

BROWNFIELDS EXPLORATION

A total of 82 882m of diamond and RC drilling was completed.

In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong Mine and three at Mponeng (WUDLs).

Diamond drilling continued at MZA10 and the hole is currently at 2,868m. This hole is located to the east of the previously complete holes, MMB 6 and 7, and it is targeted to provide value information in the lower reaches of the early gold portion of Project Zaaiplaats.

UD59 advanced to a depth of 3,649m at which time the rod string was lost. The hole had to be redrilled from 1721m and is currently in the Edenville Formation lava’s at a depth of 3,047m. Redrill at UD60 has advanced to 2,150m. Poor ground conditions are hampering the progress of UD58A. The hole has now been cased at a depth of 1037m and drilling is expected to continue in 2015.

In Tanzania at Geita Gold Mine a total of 31 holes for 5,554m were completed. Drilling focused on infill drilling programs at Star & Comet South East Extension, Geita Hill West, Star & Comet Cut2/Cut3 Gaps, and delineation at Star & Comet Deeps to test underground potential.

Detailed routine geological pit mapping continued to improve the geological model and enhance the understanding of controls on mineralization at Geita Hill West, Geita Hill East and Nyankanga pits. Factual mapping of Mzingama-Magema-Nyankumbu sub-terrain was completed. These three targets, all of which are currently worked by ASM, are expected to be mapped in further detail to develop targets for potential exploration. Mapping of Kukuluma Terrain was completed late in the quarter.

In Guinea, at Siguiri Gold Mine, a total of 34 holes (4,891m) were drilled during the quarter, with 7 RC holes (869m) at Sokunu, and 21 RC holes (3,285m) plus 6 DD holes (737m) at Kami.

The Sokunu drilling focused on upgrading confidence on the south-western edge of the Sokunu Pit. The drilling program has been completed and produced mixed results that may not support an additional pit push-back.

The RC holes drilled at Kami were in-fill holes planned at specific locations to improve coverage and upgrade material within the interim Pre-feasibility fresh rock pit shell.

Geometallurgical studies identified several domains within Kami that formed the basis for metallurgical sample selection for Feasibility Study testwork. As part of this, six new drillholes were planned to provide the required testwork material, and to provide additional infill data for modelling. All planned holes were completed during the quarter, with a first tranche submitted for testwork, and a second tranche is to be submitted early in 2015.

In Ghana, at Obuasi Gold Mine, the 2014 Exploration drilling program was completed and all assays returned during Q3. No exploration work was conducted during Q4.

At Iduapriem, rip line sampling, RC drilling (23 holes for 954m) and DD drilling (3 holes for 398m) were completed on the Teberebie West target in the North West of Block 7&8. Rip line sampling returned economic results. Overall the tenor and continuity of mineralization is lower than expected from initial mapping and interpretation work.

A resistivity survey was conducted on the leach pads in order to obtain a reasonable map of the base of the pads for estimation and planning work. Seismic refraction was also trialled but proved ineffective. The inversion profiles of the resistivity data showed good resolution between the relatively loose and coarse heap material and the underlying natural surface.

Areas showing high magnetic anomalies were investigated using newly interpreted airborne magnetic maps over the Iduapriem concession. Several visits to an area west of the Teberebie warehouse, which is also being exploited by ASM, led to the identification of auriferous milky quartz-tourmaline veins and veinlets hosted by quartzite and intrusive rocks. Work is still on-going to ascertain the full extent and potential of this style of mineralization.

In the Democratic Republic of Congo at Kibali, four holes were focused on the 3000 Lode (KCD) in order to convert material on the north eastern border of the pit design. The target is one of seven target areas identified based on core re-logging, underground and pit mapping, and flitch interpretation.

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The upside potential at Durba Hill, between KCD and Gorumbwa, has been investigated through trenching, re-logging and data integration with the aim to identify targets for drill testing in 2015.

At Gorumbwa, the Phase 3 drilling highlighted upside potential both within and outside current wireframe. Three new ore wireframes defined up-plunge potential projected to surface. These were drill-tested in December but the results indicate lower than expected results. Other opportunities exist beneath the historic open pit, where dewatering is ongoing and is expected to allow access to test for footwall mineralization. The integration of a sonar survey of the historic shafts, select drill holes, and of the historic open pit into the depletion model resulted in an overall reduction of the underground depletion voids by 27%, while the historic open pit shell volume increased by 52%.

10 holes were drilled along a fence line to test the gap in drilling between Gorumbwa and Sessenge. These holes identified a flat to slightly NW dipping mineralised lens which averages 8m thick (downhole) with moderate grade over a length of 400m.

Much of the regional exploration efforts have focused on analysis of the ‘KZ Structure’, a mineralization trend that extends for over 35 km and connects multiple ore bodies, running from Kalimva in the north, through Mofu, Mengu Hill, Pakaka, KCD, and onto Zambula in the south. Analysis of the mineralization trends along the structure have shown potential for down-plunge extensions and a possible blind target between the Aerodrome and Kombokolo targets, among others.

Results of the Aindi Watsa trench program were received during the quarter and confirm the continuity of the mineralization, within and along the hematitic chert/BIF unit. Mineralization is still open to the west and down plunge.

In Argentina, drilling concluded for the year in October at Cerro Vanguardia with 890m drilled. Other activities were mainly focused on field work to generate new exploration targets along with trenching and channel sampling to develop drilling targets for 2015.

In Brazil, exploration continued at the Cuiabá, Lamego and CdS production centers for AGABM with 24 335m drilled collectively in the surface and underground drilling programs during the quarter. Underground mapping programs to validate exploration targets concluded for the year and geological modelling continued for near mine target generation.

At Serra Grande, 4 200m of drilling were completed as part of the infill drilling program and tests for lateral and dip extensions of ore bodies. A geophysical survey was completed as part of target development work.

In Colombia, drilling, modelling and infrastructure studies continued to support the Pre-Feasibility Study at the Gramalote Joint Venture. 1 330m were completed during the quarter. Soil sampling for target generation was conducted in the concessions.

At La Colosa, drilling activities included 1 980m completed for infill and extension. Site investigation, hydrology and geotechnical programs continued.

In the United States, 10 200m were drilled as part of the ongoing programs designed to confirm high grade mineralization areas within the current mine plan, support open pit design work, and test high grade targets outside of existing open pit designs.

At Sunrise Dam in Australia, all work was focussed on definition and extension for the underground mine. Diamond drilling targeted Vogue, GQ/MWS down-dip, Sunrise Shear Zone (SSZ), Carey Shear Zone and Cosmo East domains. UG-RC drilling was done in the Vogue/Dolly/Dolly Corridor/Southern Midway Shear (MWS) domains.

Numerous significant intercepts were reported. These were obtained from Vogue/MWS/Top of Vogue infill and extension drilling, as well as from infill drilling in the Cosmo East domain. Development mapping continued in the VOG 1750 level, Vogue Link and VOG1700 ACC increasing the understanding of the general architecture through Vogue, Dolly Corridor and Midway Shear. The Midway Shear Zone model was refined, improving its correlation in the GQ area.

At Tropicana, the data from the 3D seismic survey was delivered during the quarter. The 3D seismic dataset is high quality and is being interpreted to create a structural model that is expected to be used to help plan drill holes for 2015.

During the quarter a follow-up RC/diamond drilling campaign was completed at the Tumbleweed prospect, 15km north of Tropicana Gold Mine, targeting IP anomalies and following up AC drilling targets. Follow-up RC/DDH drilling was also completed at the Maple Leaf prospect to follow up on AC drilling targets.

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ORE RESERVES

The combined Proven and Probable Ore Reserve of the group amounted to 57.5 million ounces as at 31 December 2014.

Ore Reserve estimates are reported in accordance with the requirements of the SEC’s Industry Guide 7. Accordingly, as of the date of reporting, all Ore Reserves are planned to be mined out under the life-of-mine plans within the period of AngloGold Ashanti’s existing rights to mine, or within the renewal periods of AngloGold Ashanti’s rights to mine. In addition, as of the date of reporting, all Ore Reserves are covered by required mining permits.

AngloGold Ashanti has standard procedures for the estimation of Ore Reserve. These standard procedures are performed by technical personnel at the mining operations and reviewed by regional and corporate competent persons.

In the case of its underground mines, the procedure is as follows: Firstly, gold content and tonnage are estimated for in-situ mineralized material at a mining operation. This mineralized material is not necessarily economically viable over the full extent of the operation. Exclusions on the grounds of safety (for example, stability pillars and shaft pillars) are then also defined. Grade-tonnage curves specific for each of the deposits, in conjunction with parameters such as the cost structure, yield, mine call factor and gold price estimates are used to determine an optimal mining mix. This process facilitates the determination of the average grade to be mined by each operation. This grade is then applied to the grade-tonnage curves, which in turn facilitates the determination of the cut-off grade and Ore Reserve tonnage for the operation. A full mine design is carried out on the blocks of mineralized material, excluding any large mining areas that do not meet the cut-off grade criterion. This mining plan is reviewed to ensure that it satisfies the economic criteria and practical limitations of access and timing. If the review process is positive then the mineralized material (with dilution and discounts) included in the mining plan is declared and published as the Ore Reserve for that operation.

In the case of open-pit mines the procedure is as follows: revenue and costs are calculated for each mining block within a three-dimensional model of the ore body using estimated values for gold price, operating costs and metallurgical recoveries. An optimization process is then applied to determine the combination of blocks within the model that make a positive contribution under these estimations. Block selection is within a shell whose limits are defined by the planned slope angles of the pit. Within this process, a cut-off grade is applied which determines the ore blocks to be treated and included in the Ore Reserve. These blocks are scheduled with consideration being given to practical mining constraints and limitations. Scheduled ore blocks that are classified as Proven or Probable constitute the Ore Reserve.

The gold price used for determining the 2014 and 2013 Ore Reserve are outlined in the following table.

	2014 (3 year	2014 (Business	2013 (3 year	Units
	average)	Plan)	average)
Ore Reserve Gold Price	1,448	1,100	1,550	US$	per ounce

As in prior years, the Ore Reserve determined from the planning process was then tested for economic viability at the three-year historical average gold price and currency exchange rates shown in the above table for determining the SEC compliant Ore Reserve. This did not result in any changes. The resultant SEC compliant Proven and Probable Ore Reserve is shown in the following pages.

In Australia and South Africa, AngloGold Ashanti is legally required to publicly report Ore Reserve and Mineral Resource according to the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 edition) and the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition and amended July 2009). The SEC’s Industry Guide 7 does not recognize Mineral Resources. Accordingly, AngloGold Ashanti does not report estimates of Mineral Resource in this quarterly report under cover of Form 6-K.

The AngloGold Ashanti Ore Reserve reduced from 67.9Moz in December 2013 to 57.5Moz in December 2014. This gross annual decrease of 10.5Moz includes depletion of 4.9Moz and a decrease of 1.9Moz resulting from the sale of Navachab. The balance of 3.7Moz reductions in Ore Reserve results from changes in economic assumptions between 2013 and 2014 which led to a decrease of 3.0Moz in the Ore Reserve, whilst exploration and modelling changes resulted in a reduction of a further 0.7Moz.

12

The principal changes in AngloGold Ashanti’s Ore Reserves as at 31 December 2014, compared with those published as at 31 December 2013, are as follows:

ORE RESERVE		Moz
Ore Reserve as at 31 December 2013		67.9
Disposal - Navachab		-1.9
	Sub Total	66.1
Depletion		-4.9
	Sub Total	61.1
Additions
Siguri	Inclusion of fresh rock for the Kami deposit	0.6
Sunrise Dam	Exploration success at Vogue	0.4
Other	Additions less than 0.3Moz	1.0
	Sub Total	63.1
Reductions
Obuasi	Initial results of Feasibility study	-2.6
Mponeng	Revisions to the Carbon Leader and VCR models due to new exploration and development data	-1.3
Moab Khotsong (Including Great Noligwa)	New surface exploration data led to revision of the project Zaaiplaats models	-0.8
CC&V	Increased costs and reduction in sub marginal ounces	-0.4
Other	Reductions less than 0.3Moz	-0.5
Ore Reserve as at 31 December 2014		57.5

AngloGold Ashanti strives to actively create value by growing its major asset – the Ore Reserve. This drive is based on a well-defined brownfields and greenfields exploration program, innovation in both geological modeling and mine planning and optimization of its asset portfolio.

The Ore Reserve estimates in this document include the Ore Reserve below the infrastructure of underground mines that are currently in production in the case of South Africa, Ghana, DRC and Brazil.

By-products

Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 122.58 million pounds of uranium oxide from the South African operations, 0.35 million tons of sulphur from Brazil and 25.06 million ounces of silver from Argentina.

External reviews of Mineral Resource and Ore Reserve Statement

During the course of 2014, the following AngloGold Ashanti operations were subjected to external reviews in line with the policy that each operation / project will be reviewed by an independent third party on average once every three years:

—	Mineral Resource and Ore Reserve at Mponeng
—	Mineral Resource and Ore Reserve at Moab Khotsong
—	Mineral Resource and Ore Reserve at Iduapriem
—	Mineral Resource and Ore Reserve at Sunrise Dam
—	Mineral Resource and Ore Reserve at Cerro Vanguardia
—	Mineral Resource and Ore Reserve at Serra Grande
—	Mineral Resource and Ore Reserve at Obuasi

13

The company has been informed that the external reviews identified no material shortcomings in the process by which AngloGold Ashanti’s grade models were evaluated. The external reviews were conducted by the following companies: The Mineral Corporation (Mponeng and Moab Khotsong Mines), Coffey Mining (Iduapriem Mine), Snowden (Sunrise Dam Mine), Optiro (Cerro Vanguardia and Serra Grande Mines), AMEC (Obuasi Mineral Resource) and SRK (Obuasi Ore Reserve).

Competent Persons

The information in this report relating Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the JORC or SAMREC Codes. All Competent Persons are employed by AngloGold Ashanti, unless stated otherwise, and have sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity which they are undertaking. The Competent Persons consent to the inclusion of Ore Reserve information in this report, in the form and context in which it appears. Details of the Competent Persons per operation will be given in the Mineral Resource and Ore Reserve Report 2014, which will be available on the corporate website. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve estimates were completed by suitably qualified Competent Persons from within AngloGold Ashanti. A documented chain of responsibility exists from the Competent Persons at the operations to the company’s Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

14

Ore Reserve: Imperial			At 31 December 2014
	Proven Ore Reserve (1)(2)			Probable Ore Reserve (1)(2)			Metallurgical
			Gold			Gold	Recovery
	Tons(5)	Grade Content (1)		Tons (5)	Grade Content (1)		Factor
	(million)	(oz/ton)	(Moz))	(million)	(oz/ton)	(Moz)	percent
South Africa
Vaal River (6)
Great Noligwa (10)	0.00	0.000	0.00	0.00	0.000	0.00	0.0
Kopanang	2.00	0.174	0.35	5.11	0.176	0.90	94.3
Moab Khotsong (2)	2.95	0.268	0.79	15.73	0.298	4.69	95.0-96.0 (4)
West Wits
Mponeng (2)	2.39	0.252	0.60	44.02	0.280	12.33	97.7-98.1 (4)
TauTona	0.51	0.261	0.13	4.59	0.233	1.07	96.9
Surface
Surface sources (6)(11)	139.26	0.006	0.86	717.60	0.008	5.73	30.0-88.0 (4)
Continental Africa
Democratic Republic of the Congo
Kibali (45 percent) (2)(3)	2.66	0.051	0.14	38.46	0.125	4.80	84.5-88.9 (9)
Ghana
Iduapriem	11.23	0.034	0.38	27.10	0.049	1.32	92.0-95.0 (4)
Obuasi (2)	8.07	0.147	1.19	18.97	0.216	4.10	41.0-87.0 (4)
Guinea
Siguiri (85 percent) (3)	27.59	0.018	0.49	77.24	0.023	1.75	88.0-93.1 (4)
Mali
Morila (40 percent) (3)	0.00	0.000	0.00	5.43	0.018	0.10	57.0-91.0 (4)
Sadiola (41 percent) (3)	0.00	0.000	0.00	25.95	0.061	1.57	75.0-96.0 (4)
Namibia
Navachab (12)	0.00	0.000	0.00	0.00	0.000	0.00	0.0
Tanzania
Geita	0.00	0.000	0.00	31.54	0.098	3.10	48.1-92.7 (4)
Australasia
Australia
Sunrise Dam	15.18	0.031	0.47	8.46	0.096	0.81	80.0-82.5 (4)
Tropicana (70 percent) (3)	15.98	0.056	0.89	22.62	0.059	1.35	89.9
Americas
Argentina
Cerro Vanguardia (92.5 percent) (3)(7)	10.75	0.035	0.37	6.63	0.139	0.92	61.3-95.0 (4)
Brazil
AGA Mineraçáo (2)(8)	4.90	0.147	0.72	6.89	0.158	1.09	85.0-93.3 (4)
Serra Grande (2)	3.00	0.080	0.24	2.80	0.092	0.26	92.0-94.0 (4)
United States of America
Cripple Creek & Victor	118.73	0.023	2.72	64.01	0.019	1.24	53.0-83.2 (4)
Total	365.20	0.028	10.35	1,123.14	0.042	47.12

(1)	Ore Reserve includes marginally economic and diluting materials delivered for treatment and allow for losses that may occur during mining.
(2)	Proven and/or Probable Ore Reserve includes Ore Reserve below infrastructure. See table that follows.
(3)	Ore Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(4)	Recovery factor varies according to ore type.
(5)	Tons refers to a short ton, which is equivalent to 2000 pounds avoirdupois.
(6)

The Vaal Reef Ore Reserve includes 122.58 million pounds of Uranium oxide by-products; this cannot be accounted for by individual mine as Kopanang, Moab Khotsong and Surface sources in Vaal River feed to a combination of plants.

(7)	The Ore Reserve contains 25.06 million ounces of silver to be recovered as a by-product.
(8)	The Ore Reserve contains 0.35 million tons of sulphur to be recovered as a by-product.
(9)	Open pit and underground mining, respectively.
(10)	No Ore Reserve is declared for 2014 – Great Noligwa is reported under Moab Khotsong.
(11)	Includes Mine Waste Solution
(12)	Operation sold

Rounding may result in computational differences.

15

The 2014 Proven and Probable Ore Reserve includes Ore Reserve below infrastructure in the case of the following underground mines currently in production:

Mine	Tons (millions)	Grade (ounces/ton)	Gold Content (million ounces)
Moab Khotsong	11.74	0.285	3.34
Mponeng	30.46	0.280	8.54
Kibali	18.65	0.169	3.15
Obuasi	1.75	0.631	1.11
AGA Mineração	3.49	0.156	0.54
Serra Grande	0.71	0.098	0.07
Total	66.81	0.251	16.75

The Ore Reserve has been determined based on completed economic studies.

16

Independent auditor’s review report on the Condensed Consolidated Financial Information for the quarter and twelve months ended 31 December 2014 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying quarterly report on pages 18 to 44, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2014, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the quarter and twelve months then ended, and selected explanatory notes.

Directors’ Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council , and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements of the company for the quarter and twelve months ended 31 December 2014 are not prepared, in all material respects, in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting as issued by the IASB, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.

Director – Roger Hillen

Registered Auditor

Chartered Accountant (SA)

102 Rivonia Road, Sandton

Johannesburg, South Africa

19 February 2015

17

Group income statement

		Quarter ended December 2014	Quarter ended September 2014	Quarter ended December 2013	Year ended December 2014	Year ended December 2013
US Dollar million	Notes	Reviewed	Reviewed	Reviewed	Reviewed	Audited

Revenue	2	1,324	1,337	1,474	5,378	5,708

Gold income	2	1,278	1,295	1,418	5,218	5,497

Cost of sales	3	(1,061)	(1,052)	(1,042)	(4,190)	(4,146)

Gain on non-hedge derivatives and other commodity contracts		5	30	28	15	94

Gross profit		222	273	404	1,043	1,445

Corporate administration, marketing and other expenses		(23)	(24)	(37)	(92)	(201)

Exploration and evaluation costs		(45)	(37)	(41)	(144)	(255)

Other operating expenses	4	(7)	(9)	(1)	(28)	(19)

Special items	5	(182)	(54)	(90)	(260)	(3,410)

Operating (loss) profit		(35)	149	235	519	(2,440)

Dividends received	2	-	-	-	-	5

Interest received	2	6	6	15	24	39

Exchange gain (loss)		5	4	4	(7)	14

Finance costs and unwinding of obligations	6	(67)	(69)	(75)	(278)	(296)

Fair value adjustment on $1.25bn bonds		63	20	(12)	(17)	(58)

Fair value adjustment on option component of convertible bonds		-	-	-	-	9

Fair value adjustment on mandatory convertible bonds		-	-	-	-	356

Share of associates and joint ventures’ profit (loss)	7	22	19	4	(25)	(162)

(Loss) profit before taxation		(6)	129	171	216	(2,533)

Taxation	8	(49)	(85)	(426)	(255)	333

(Loss) profit for the period		(55)	44	(255)	(39)	(2,200)

Allocated as follows:

Equity shareholders		(58)	41	(305)	(58)	(2,230)

Non-controlling interests		3	3	50	19	30

		(55)	44	(255)	(39)	(2,200)

Basic (loss) earnings per ordinary share (cents) (1)		(14)	10	(75)	(14)	(568)

Diluted (loss) earnings per ordinary share (cents) (2)		(14)	10	(75)	(14)	(631)

(1) Calculated on the basic weighted average number of ordinary shares.

(2) Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the quarter and year ended 31 December 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples (BCompt (Hons); CGMA), the Group’s Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon (CA (SA)), the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group’s Chief Executive Officer. The financial statements for the quarter and year ended 31 December 2014 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company’s head office.

18

Group statement of comprehensive income

	Quarter	Quarter	Quarter	Year	Year
	ended	ended	ended	ended	ended
	December 2014	September 2014	December 2013	December 2014	December 2013
US Dollar million	Reviewed	Reviewed	Reviewed	Reviewed	Audited

(Loss) profit for the period	(55)	44	(255)	(39)	(2,200)

Items that will be reclassified subsequently to profit or loss:

Exchange differences on translation of foreign operations	(67)	(118)	(85)	(201)	(433)

Share of associates and joint ventures’ other comprehensive income	-	(1)	-	-	-

Net gain (loss) on available-for-sale financial assets	1	(10)	-	-	(23)

Release on impairment of available-for-sale financial assets	1	-	1	2	30

Release on disposal of available-for-sale financial assets	(1)	-	-	(1)	(1)

Cash flow hedges	-	-	1	-	1

Deferred taxation thereon	(1)	4	-	(1)	2
	-	(6)	2	-	9

Items that will not be reclassified subsequently to profit or loss:

Actuarial (loss) gain recognised	(31)	(7)	52	(22)	69

Deferred taxation thereon	8	2	(15)	6	(20)

	(23)	(5)	37	(16)	49

Other comprehensive loss for the period, net of tax	(90)	(130)	(46)	(217)	(375)

Total comprehensive loss for the period, net of tax	(145)	(86)	(301)	(256)	(2,575)

Allocated as follows:
Equity shareholders	(148)	(89)	(351)	(275)	(2,605)
Non-controlling interests	3	3	50	19	30
	(145)	(86)	(301)	(256)	(2,575)

Rounding of figures may result in computational discrepancies.

19

Group statement of financial position

		As at	As at	As at
		December	September	December
		2014	2014	2013
US Dollar million	Notes	Reviewed	Reviewed	Audited

ASSETS

Non-current assets
Tangible assets		4,863	4,839	4,815
Intangible assets		225	247	267
Investments in associates and joint ventures		1,427	1,373	1,327
Other investments		126	127	131
Inventories		636	606	586
Trade and other receivables		20	30	29
Deferred taxation		127	160	177
Cash restricted for use		36	38	31
Other non-current assets		25	47	41

		7,485	7,467	7,404

Current assets
Other investments		-	-	1
Inventories		888	959	1,053
Trade and other receivables		278	312	369
Cash restricted for use		15	15	46
Cash and cash equivalents		468	557	648

		1,649	1,843	2,117
Non-current assets held for sale	14	-	-	153

		1,649	1,843	2,270

TOTAL ASSETS		9,134	9,310	9,674

EQUITY AND LIABILITIES

Share capital and premium	11	7,041	7,036	7,006
Accumulated losses and other reserves		(4,196)	(4,051)	(3,927)

Shareholders’ equity		2,845	2,985	3,079
Non-controlling interests		26	25	28

Total equity		2,871	3,010	3,107

Non-current liabilities
Borrowings		3,498	3,521	3,633
Environmental rehabilitation and other provisions		1,052	1,022	963
Provision for pension and post-retirement benefits		147	142	152
Trade, other payables and deferred income		15	13	4
Deferred taxation		567	597	579

		5,279	5,295	5,331

Current liabilities
Borrowings		223	159	258
Trade, other payables and deferred income		695	751	820
Bank overdraft		-	13	20
Taxation		66	82	81

		984	1,005	1,179
Non-current liabilities held for sale	14	-	-	57

		984	1,005	1,236

Total liabilities		6,263	6,300	6,567

TOTAL EQUITY AND LIABILITIES		9,134	9,310	9,674

Rounding of figures may result in computational discrepancies.

20

Group statement of cash flows

	Quarter ended December 2014	Quarter ended September 2014	Quarter ended December 2013	Year ended December 2014	Year ended December 2013
US Dollar million	Reviewed	Reviewed	Reviewed	Reviewed	Audited

Cash flows from operating activities
Receipts from customers	1,318	1,358	1,479	5,351	5,709
Payments to suppliers and employees	(1,060)	(997)	(1,039)	(3,978)	(4,317)

Cash generated from operations	258	361	440	1,373	1,392
Dividends received from joint ventures	-	-	-	-	18
Taxation refund	3	-	22	41	23
Taxation paid	(48)	(41)	(31)	(194)	(187)

Net cash inflow from operating activities	213	320	431	1,220	1,246

Cash flows from investing activities
Capital expenditure	(314)	(222)	(372)	(1,013)	(1,501)
Interest capitalised and paid	-	-	-	(1)	(5)
Expenditure on intangible assets	(2)	-	(17)	(5)	(68)
Proceeds from disposal of tangible assets	-	4	2	31	10
Other investments acquired	(17)	(14)	(18)	(79)	(91)
Proceeds from disposal of other investments	14	15	15	73	81
Investments in associates and joint ventures	(3)	(10)	(78)	(65)	(472)
Proceeds from disposal of associates and joint ventures	-	-	-	-	6
Loans advanced to associates and joint ventures	(50)	-	(14)	(56)	(41)
Loans repaid by associates and joint ventures	16	4	-	20	33
Dividends received	-	-	-	-	5
Proceeds from disposal of subsidiary	-	-	-	105	2
Cash in subsidiary disposed and transfers to held for sale	-	-	3	2	(2)
Decrease (increase) in cash restricted for use	2	(1)	(13)	24	(20)
Interest received	5	4	10	21	23

Net cash outflow from investing activities	(349)	(220)	(482)	(943)	(2,040)

Cash flows from financing activities
Proceeds from borrowings	182	338	238	611	2,344
Repayment of borrowings	(72)	(386)	(260)	(761)	(1,486)
Finance costs paid	(38)	(83)	(42)	(245)	(200)
Revolving credit facility and bond transaction costs	-	(9)	(2)	(9)	(36)
Dividends paid	(8)	(6)	(11)	(17)	(62)

Net cash inflow (outflow) from financing activities	64	(146)	(77)	(421)	560

Net decrease in cash and cash equivalents	(72)	(46)	(128)	(144)	(234)
Translation	(4)	(10)	(5)	(16)	(30)
Cash and cash equivalents at beginning of period	544	600	761	628	892

Cash and cash equivalents at end of period (1)	468	544	628	468	628

Cash generated from operations
(Loss) profit before taxation	(6)	129	171	216	(2,533)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(5)	(29)	(28)	(13)	(94)
Amortisation of tangible assets	214	182	202	750	775
Finance costs and unwinding of obligations	67	69	75	278	296
Environmental, rehabilitation and other expenditure	24	(6)	(37)	32	(66)
Special items	21	14	88	31	3,399
Amortisation of intangible assets	9	9	9	36	24
Fair value adjustment on $1.25bn bonds	(63)	(20)	12	17	58
Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(356)
Interest received	(6)	(6)	(15)	(24)	(39)
Share of associates and joint ventures’ (profit) loss	(22)	(19)	(4)	25	162
Other non-cash movements	6	19	7	68	25
Movements in working capital	19	19	(40)	(43)	(250)

	258	361	440	1,373	1,392

Movements in working capital
Decrease (increase) in inventories	32	33	(26)	64	(142)
Decrease in trade and other receivables	35	33	20	52	69
Decrease in trade, other payables and deferred income	(48)	(47)	(34)	(159)	(177)

	19	19	(40)	(43)	(250)

(1)

The cash and cash equivalents balance at 31 December 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of nil (30 September 2014 : $13m; 31 December 2013: $20m).

Rounding of figures may result in computational discrepancies.

21

Group statement of changes in equity

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	Accumu- lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

Balance at 31 December 2012	6,742	177	(806)	(2)	13	(90)	(561)	5,473	21	5,494

Loss for the period			(2,230)					(2,230)	30	(2,200)

Other comprehensive income (loss)				1	8	49	(433)	(375)		(375)

Total comprehensive (loss) income	-	-	(2,230)	1	8	49	(433)	(2,605)	30	(2,575)

Shares issued	264							264		264

Share-based payment for share awards net of exercised		(13)						(13)		(13)

Dividends paid			(40)					(40)		(40)

Dividends of subsidiaries								-	(23)	(23)

Translation		(28)	15		(3)	16		-		-

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Loss for the period			(58)					(58)	19	(39)

Other comprehensive loss						(16)	(201)	(217)		(217)

Total comprehensive loss	-	-	(58)	-	-	(16)	(201)	(275)	19	(256)

Shares issued	35							35		35

Share-based payment for share awards net of exercised		6						6		6

Dividends of subsidiaries								-	(21)	(21)

Translation		(10)	10		(1)	1		-	-	-

Balance at 31 December 2014	7,041	132	(3,109)	(1)	17	(40)	(1,195)	2,845	26	2,871

Rounding of figures may result in computational discrepancies.

22

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

		Quarter ended		Year ended
	Dec	Sep	Dec	Dec	Dec
	2014	2014	2013	2014	2013

	Reviewed	Reviewed	Reviewed	Reviewed	Audited

	US Dollar million

Gold income
South Africa	355	410	428	1,527	1,810
Continental Africa	538	500	568	2,105	2,111
Australasia	183	197	192	785	441
Americas	345	311	335	1,270	1,425

	1,420	1,419	1,523	5,687	5,787
Equity-accounted investments included above	(142)	(123)	(105)	(469)	(290)

	1,278	1,295	1,418	5,218	5,497

Gross profit (loss)
South Africa	44	76	134	216	510
Continental Africa	121	116	117	469	475
Australasia	19	24	30	125	(9)
Americas	73	76	125	309	516
Corporate and other	5	-	5	-	-

	262	292	410	1,119	1,492
Equity-accounted investments included above	(40)	(19)	(6)	(76)	(47)

	222	273	404	1,043	1,445

Capital expenditure
South Africa	79	66	112	264	451
Continental Africa	119	86	212	454	839
Australasia	28	13	35	91	285
Americas	134	93	116	394	410
Corporate and other	3	2	2	6	8

	363	261	477	1,209	1,993
Equity-accounted investments included above	(48)	(38)	(94)	(191)	(411)

	316	222	383	1,018	1,582

		Quarter ended		Year ended
	Dec	Sep	Dec	Dec	Dec
	2014	2014	2013	2014	2013

	oz (000)

Gold production
South Africa	300	314	339	1,223	1,302
Continental Africa	419	410	460	1,597	1,460
Australasia	157	152	169	620	342
Americas	280	251	262	996	1,001

	1,156	1,128	1,229	4,436	4,105

			As at	As at	As at
			Dec	Sep	Dec
			2014	2014	2013

			Reviewed	Reviewed	Audited

				US Dollar million

Total assets (1)
South Africa			2,124	2,166	2,325
Continental Africa			3,239	3,297	3,391
Australasia			906	978	1,108
Americas			2,409	2,371	2,203
Corporate and other			456	497	647

			9,134	9,310	9,674

(1)

In 2014, pre-tax impairments, derecognition of goodwill, tangible assets and intangible assets of $10m were accounted for in Continental Africa (2013 : $3,029m in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m)).

Rounding of figures may result in computational discrepancies.

23

Notes

for the quarter and year ended 31 December 2014

1.	Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter and year ended 31 December 2014.

2.	Revenue

	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Gold income	1,278	1,295	1,418	5,218	5,497
By-products (note 3)	39	34	39	132	149
Dividends received	-	-	-	-	5
Royalties received (note 5)	1	1	1	4	18
Interest received	6	6	15	24	39
	1,324	1,337	1,474	5,378	5,708
3. Cost of sales
	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Cash operating costs	780	857	858	3,260	3,274
By-products revenue (note 2)	(39)	(34)	(39)	(132)	(149)
	741	823	819	3,128	3,125
Royalties	28	32	32	131	129
Other cash costs	8	9	10	33	43
Total cash costs	777	864	861	3,292	3,297
Retrenchment costs	9	5	16	24	69
Rehabilitation and other non-cash costs	47	8	(11)	94	18
Production costs	833	877	866	3,410	3,384
Amortisation of tangible assets	214	182	202	750	775
Amortisation of intangible assets	9	9	9	36	24
Total production costs	1,056	1,068	1,077	4,196	4,183
Inventory change	5	(15)	(35)	(6)	(37)
	1,061	1,052	1,042	4,190	4,146
4. Other operating expenses
	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Pension and medical defined benefit provisions	1	2	(1)	6	14
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	4	3	2	15	5
Other expenses	2	4	-	7	-
	7	9	1	28	19

Rounding of figures may result in computational discrepancies.

24

5.	Special items

	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	9	1	36	10	3,029
Impairment of other investments (note 9)	1	-	1	2	30
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	2	(2)	-	(25)	(2)
Royalties received (note 2)	(1)	(1)	(1)	(4)	(18)
Indirect tax expenses and legal claims	3	3	7	19	43
Inventory write-off due to fire at Geita	-	-	-	-	14
Insurance proceeds on Geita claim	-	-	(13)	-	(13)
Legal fees and other costs related to contract termination and settlement costs	13	7	16	30	19
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	1	1	38	2	216
Write-down of consumable stores inventories	5	-	-	5	-
Impairment of other receivables	1	-	-	1	-
Retrenchment and related costs	148	37	4	210	24
Write-off of a loan	-	-	-	-	7
Transaction costs on the $1.25bn bond and standby facility	-	-	2	-	61
Loss on sale of Navachab (note 14)	-	-	-	2	-
Accelerated deferred loan fees paid on cancellation and replacement of US and Australia revolving credit facilities	-	8	-	8	-
	182	54	90	260	3,410

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

For the quarter and year ended 31 December 2014, no significant asset impairments or reversal of impairments were recognised.

During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:

—

During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses of $3,029m were recognised during 2013.

—

The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

6.	Finance costs and unwinding of obligations

	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Finance costs	61	62	67	251	247
Unwinding of obligations, accretion of convertible bonds and other discounts	7	7	8	27	49
	67	69	75	278	296
7. Share of associates and joint ventures’ profit (loss)
	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Revenue	151	130	117	519	334
Operating costs, special items and other expenses	(120)	(107)	(111)	(523)	(315)
Net interest received	1	2	1	6	4
Profit before taxation	32	25	7	2	23
Taxation	(11)	(6)	(2)	(22)	(21)
Profit (loss) after taxation	21	19	5	(20)	2
Net reversal (impairment) of investments in associates and joint ventures (1)	1	-	(1)	(5)	(164)
	22	19	4	(25)	(162)

Net impairments recognised on the entity’s investments in equity accounted associates and joint ventures consider quoted share prices, their respective financial positions and anticipated declines in operating results of these entities.

(1)	Includes a loan of $20m recovered during the fourth quarter of 2014, which was impaired in 2013.

Rounding of figures may result in computational discrepancies.

25

In July 2014, AngloGold Ashanti and other shareholders of Rand Refinery (Pty) Limited, an associate of the company, entered into an agreement with Rand Refinery to provide an irrevocable, subordinated loan facility to the maximum value of R1.2 billion (US$106m). The facility allows for amounts to be advanced to Rand Refinery to compensate third parties in the event that Rand Refinery finally determines that a shortfall of 87 000 ounces of gold actually exists when comparing the physical inventory of Rand Refinery to the records of amounts it holds on behalf of third parties. The facility, once drawn down, will be convertible to equity after a period of 2 years on condition that all shareholders of Rand Refinery agree to the conversion.

The finalisation of the results of Rand Refinery for the years ended 30 September 2013 and 2014 confirmed the existence of the gold shortfall position and resulted in Rand Refinery issuing a notice to the shareholders to draw down an amount of $89m of the loan facility available. AngloGold Ashanti’s portion of the loan funding, including a pro-rata portion of DRD Gold Limited’s funding commitment, amounted $43m. The total investment in Rand Refinery, including the loan facility provided, was tested for impairment, resulting in an impairment of the loan of $21m included in “net reversal (impairment) of investments in associates and joint ventures” above.

As a result, AngloGold Ashanti reviewed its previous estimates of its share of equity profits accounted for as part of its investment in Rand Refinery, which was based on the unaudited management accounts of Rand Refinery, effectively reducing AngloGold Ashanti’s equity investment in Rand Refinery to nil.

8.	Taxation

	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
South African taxation
Mining tax	(10)	7	1	21	7
Non-mining tax	15	(7)	-	5	1
Prior year (over) under provision	(1)	-	(25)	4	(26)
Deferred taxation
Temporary differences	(1)	(1)	13	(20)	(39)
Unrealised non-hedge derivatives and other commodity contracts	1	8	8	4	25
Change in estimated deferred tax rate	(24)	-	-	(24)	-
	(20)	7	(3)	(10)	(32)

Foreign taxation
Normal taxation	24	46	96	152	160
Prior year over provision	-	(5)	-	(17)	(8)
Deferred taxation(1)
Temporary differences	45	37	333	130	(453)
	69	78	429	265	(301)

	49	85	426	255	(333)

(1)	Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments and disposal of tangible assets of $499m and write-down of inventories of $68m.

9.	Headline (loss) earnings

	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
(Loss) profit attributable to equity shareholders	(58)	41	(305)	(58)	(2,230)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	9	1	36	10	3,029
Net (profit) loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	2	(2)	-	(25)	(2)
Loss on sale of Navachab (note 14)	-	-	-	2	-
Impairment of other investments (note 5)	1	-	1	2	30
Net (reversal) impairment of investments in associates and joint ventures	(22)	-	1	(22)	164
Special items of associates and joint ventures	-	-	2	6	2
Taxation - current portion	-	-	1	6	-
Taxation - deferred portion	(3)	4	(12)	-	(915)
	(71)	44	(276)	(79)	78

Headline (loss) earnings per ordinary share (cents) (1)	(17)	11	(68)	(19)	20
Diluted headline (loss) earnings per ordinary share (cents) (2)	(17)	11	(68)	(19)	(62)

(1)	Calculated on the basic weighted average number of ordinary shares.
(2)	Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

26

10.	Number of shares

	Quarter ended			Year ended
	Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
	Reviewed	Reviewed	Reviewed	Reviewed	Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent Each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	404,010,360	403,552,085	402,628,406	404,010,360	402,628,406
E ordinary shares in issue	-	685,668	712,006	-	712,006
Total ordinary shares:	404,010,360	404,237,753	403,340,412	404,010,360	403,340,412
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	403,605,184	403,466,038	402,462,266	403,339,562	389,184,639
E ordinary shares	589,685	696,371	1,062,510	585,974	1,460,705
Fully vested options	3,122,215	2,047,889	1,477,629	3,803,514	1,979,920
Weighted average number of shares	407,317,084	406,210,298	405,002,405	407,729,050	392,625,264
Dilutive potential of share options	-	2,215,555	-	-	-
Dilutive potential of convertible bonds	-	-	-	-	12,921,644
Diluted number of ordinary shares	407,317,084	408,425,853	405,002,405	407,729,050	405,546,908

11.	Share capital and premium

		As at
	Dec 2014	Sep 2014	Dec 2013
	Reviewed	Reviewed	Audited
	US Dollar Million
Balance at beginning of period	7,074	7,074	6,821
Ordinary shares issued	29	25	259
E ordinary shares issued and cancelled	(9)	-	(6)
Sub-total	7,094	7,099	7,074
Redeemable preference shares held within the group	(53)	(53)	(53)
Ordinary shares held within the group	-	-	(6)
E ordinary shares held within the group	-	(10)	(9)
Balance at end of period	7,041	7,036	7,006
12. Exchange rates
	Dec 2014	Sep 2014	Dec 2013
	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	10.83	10.70	9.62
ZAR/USD average for the quarter	11.22	10.76	10.12
ZAR/USD closing	11.57	11.28	10.45

AUD/USD average for the year to date	1.11	1.09	1.03
AUD/USD average for the quarter	1.17	1.08	1.08
AUD/USD closing	1.22	1.14	1.12

BRL/USD average for the year to date	2.35	2.29	2.16
BRL/USD average for the quarter	2.54	2.27	2.27
BRL/USD closing	2.66	2.45	2.34

ARS/USD average for the year to date	8.12	7.99	5.48
ARS/USD average for the quarter	8.51	8.30	6.07
ARS/USD closing	8.55	8.43	6.52

Rounding of figures may result in computational discrepancies.

27

13.	Capital commitments

	Dec 2014	Sep 2014	Dec 2013
	Reviewed	Reviewed	Audited
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	178	290	437

(1)	Includes capital commitments relating to associates and joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14.	Non-current assets and liabilities held for sale

Effective 30 April 2013, Navachab mine located in Namibia was classified as held for sale. Navachab gold mine was previously recognised as a combination of tangible assets, goodwill, current assets, current and long-term liabilities. On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The purchase consideration consists of two components: an initial cash payment and a deferred consideration in the form of a net smelter return (NSR).

On 30 June 2014, AngloGold Ashanti Limited announced that the sale had been completed in accordance with the sales agreement with all conditions precedent being met. A loss on disposal of $2m (note 5) was realised on the sale on Navachab.

15.	Financial risk management activities

Borrowings

The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

	As at
	Dec 2014	Sep 2014	Dec 2013
	Reviewed	Reviewed	Audited
Carrying amount	3,721	3,680	3,891
Fair value	3,606	3,684	3,704

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	Dec 2014				Sep 2014				Dec 2013
Assets measured at fair value
Available-for-sale financial assets
Equity securities	47	-	-	47	48	-	-	48	47	-	-	47
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
$1.25bn bonds	1,374	-	-	1,374	1,410	-	-	1,410	1,353	-	-	1,353

Rounding of figures may result in computational discrepancies.

28

16.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2014 and 31 December 2013 are detailed below:

Contingencies and guarantees
	December 2014	December 2013
	Reviewed	Audited
	US Dollar million
Contingent liabilities
Groundwater pollution (1)	-	-
Deep groundwater pollution – Africa (2)	-	-
Litigation – Ghana (3) (4)	97	97
ODMWA litigation (5)	192	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda (6)	32	38
VAT disputes – Mineração Serra Grande S.A.(7)	15	16
Tax dispute - AngloGold Ashanti Colombia S.A.(8)	162	188
Tax dispute - Cerro Vanguardia S.A.(9)	53	63
Sales tax on gold deliveries – Mineração Serra Grande S.A. (10)	-	101

Contingent assets
Indemnity – Kinross Gold Corporation (11)	(9)	(60)
Royalty – Tau Lekoa Gold Mine (12)	-	-
Royalty – Navachab (13)	-	-

Financial Guarantees
Oro Group (Pty) Limited (14)	9	10
	551	453

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)

Litigation - On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The Parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 23 July 2013 and 20 February 2014, AGAG was served with writs issued by MBC claiming a total of $97m. AGAG filed a conditional entry of appearance and a motion of stay of proceedings pending arbitration. On 5 May 2014, the court denied AGAG’s application to submit the matter to arbitration. AGAG subsequently appealed this decision to the Court of Appeal and filed a Stay of Proceedings at the lower court, which was granted on 11 June 2014. On 2 October 2014, AGAG was notified that the records had been transmitted to the Court of Appeal. However, as the transmitted records were incomplete, AGAG timely filed an application for the record to be amended prior to filing its statement of case. The matter remains pending.

(4)

Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emissions and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs have not filed their application for directions which was due by 31 October 2013. AGAG is allowing some time to pass prior to applying to have the matter struck out for want of prosecution. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. To date, plaintiffs have failed to amend their writ and file their statement of claim. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.

(5)

Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgment allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

29

AngloGold Ashanti, Anglo American South Africa, Gold Fields, Harmony Gold and Sibanye Gold announced in November 2014 that they have formed an industry working group to address issues relating to compensation and medical care for OLD in the gold mining industry in South Africa. The companies have begun to engage all stakeholders on these matters, including government, organised labour, other mining companies and legal representatives of claimants who have filed legal suits against the companies. These legal proceedings are being defended, and the status of the proceedings are set forth below. Essentially, the companies are seeking a comprehensive solution which deals both with the legacy compensation issues and future legal frameworks, and which, whilst being fair to employees, also ensures the future sustainability of companies in the industry.

On or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes, namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class would consist of certain current and former underground mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis).

In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. The parties in the class action met with the court and have tentatively agreed on a timetable for the court process wherein the application to certify the class action will be heard in October 2015.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million as at the 31 December 2014 closing rate. On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4 million as at the 31 December 2014 closing rate. On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $100 million as at the 31 December 2014 closing rate. On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $81 million as at the 31 December 2014 closing rate.

On 9 October 2014, AngloGold Ashanti and the plaintiffs’ attorneys agreed to refer all of the individual claims to arbitration. The court proceedings have been suspended as a result of entering into the arbitration agreement.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(6)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the amount of $18m (2013: $19m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $14m (2013: $19m). Management is of the opinion that these taxes are not payable.

(7)

VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeals against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $15m (2013: $16m).

(8)

Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $27m (2013: $35m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $135m (2013: $153m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested in December 2013 that the DIAN reconsider its decision. In November 2014, DIAN affirmed its earlier ruling. AGAC has until mid-March 2015 to challenge the DIAN’s decision by filing a lawsuit before the Administrative Tribunal of Cundinamarca (trial court for tax litigation).

30

(9)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority (AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $14m (2013: $18m) relating to the non-deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives at issue should not have been accounted for as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $39m (2013: $45m). A new notification was received on 16 July 2014 from the tax authorities that disallowed arguments from CVSA’s initial response. CVSA prepared defence arguments and evidence which were filed on 8 September 2014. Management is of the opinion that the taxes are not payable. The government responded to the latest submission by CVSA on 22 December 2014, and continues to assert its position regarding the use of the financial derivatives. CVSA has until 9 March 2015 to respond to the government’s findings, and is preparing a response.

(10)

Sales tax on gold deliveries – In 2006, MSG received two tax assessments from the State of Goiás related to the payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments were approximately $62m and $39m as at 31 December 2013, respectively. Various legal proceedings have taken place over the years with respect to this matter, as previously disclosed. On 5 May 2014, the State of Goiás published a law which enables companies to settle outstanding tax assessments of this nature. Under this law, MSG settled the two assessments in May 2014 by paying $14m in cash and by utilising $29m of existing VAT credits. The utilisation of the VAT credits is subject to legal confirmation from the State of Goiás. Although the State has not yet provided confirmation, management has concluded that the likelihood of the State of Goiás declining the utilisation of the VAT credits or part thereof is remote. The cash settlement was further set off by an indemnity from Kinross of $6m.

(11)

Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 7 and 10 above. In light of the settlements described in item 10 at 31 December 2014, the company has estimated that the maximum contingent asset is $9m (2013: $60m).

(12)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 507,471oz (2013: 413,246oz) produced have been received to date.

(13)

Royalty – As a result of the sale of Navachab during the second quarter of 2014, AngloGold Ashanti will receive a net smelter to return paid quarterly for seven years from 1 July 2016, determined at 2% of ounces sold during the relevant quarter subject to a minimum average gold price of $1,350 and capped at a maximum of 18,750 ounces sold per quarter.

(14)

Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $9m (2013: $10m). The probability of the non-performance under the suretyships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

17.	Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

Dec 2014 US Dollar million
Recoverable value added tax	31
Appeal deposits	4

18.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

19.	Announcements

Appointment of Non-Executive Directors:  On 27 November 2014, AngloGold Ashanti announced the appointment of Mr Albert Garner and Ms Maria Richter to the Board as independent non-executive directors with effect from 1 January 2015.

Appointment of new JSE Sponsor: On 3 November 2014, AngloGold Ashanti announced that the appointment of UBS South Africa (Pty) Ltd as sponsor to Company ended by mutual consent with effect from 31 October 2014 and Deutsche Securities (SA) Proprietary Limited appointed sponsor to the Company with effect from 1 November 2014.

31

20.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). Refer to Note 16 “Contingencies”. IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia – which was sold effective 30 June 2014). The following is condensed consolidating financial information for the Company as of 31 December 2014, 30 September 2014, 31 December 2013 and for the three months ended 31 December 2014, 30 September 2014 and 31 December 2013 and for the year ended 31 December 2014 and 31 December 2013, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

Condensed consolidating statements of income for the three months ended 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	349	1	974	-	1,324
Gold income	464	-	1,082	(268)	1,278
Cost of sales	(290)	-	(771)	-	(1,061)
Gain on non-hedge derivatives and other commodity	-	-	5	-	5
Gross profit	174	-	316	(268)	222
Corporate administration, marketing and other income (expenses)	4	(21)	(5)	(1)	(23)
Exploration and evaluation costs	(8)	-	(37)	-	(45)

Other operating expenses	(2)	-	(5)	-	(7)
Special items	(8)	(875)	(151)	852	(182)
Operating profit (loss)	160	(896)	118	583	(35)
Interest received	1	1	4	-	6

Exchange (loss) gain	-	(1)	6	-	5

Finance costs and unwinding of obligations	(4)	(53)	(10)	-	(67)

Fair value adjustment on $1.25bn bonds	-	63	-	-	63

Share of associates and joint ventures’ profit	(21)	(1)	41	3	22

Equity (loss) gain in subsidiaries	(84)	(101)	-	185	-

Profit (loss) before taxation	52	(988)	159	771	(6)
Taxation	24	16	(89)	-	(49)

Profit (loss) after taxation	76	(972)	70	771	(55)
Preferred stock dividends	(134)	-	(134)	268	-

Loss for the period	(58)	(972)	(64)	1,039	(55)

Allocated as follows:
Equity shareholders	(58)	(972)	(67)	1,039	(58)
Non-controlling interests	-	-	3	-	3

	(58)	(972)	(64)	1,039	(55)

Comprehensive income	(148)	(996)	41	958	(145)
Comprehensive income attributable to non-controlling interests	-	-	(3)	-	(3)

Comprehensive income attributable to AngloGold Ashanti	(148)	(996)	38	958	(148)

32

Condensed consolidating statements of income for the three months ended 30 September 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	399	1	937	-	1,337
Gold income	384	-	911	-	1,295
Cost of sales	(337)	-	(715)	-	(1,052)
Gain on non-hedge derivatives and other commodity	-	-	30	-	30
Gross profit	47	-	226	-	273
Corporate administration, marketing and other income (expenses)	43	(9)	(7)	(51)	(24)

Exploration and evaluation costs	(4)	-	(33)	-	(37)

Other operating expenses	(6)	-	(3)	-	(9)
Special items	4	(13)	(47)	2	(54)
Operating profit (loss)	84	(22)	136	(49)	149
Interest received	1	1	4	-	6

Exchange (loss) gain	-	(1)	5	-	4

Finance costs and unwinding of obligations	(5)	(53)	(11)	-	(69)

Fair value adjustment on $1.25bn bonds	-	20	-	-	20

Share of associates and joint ventures’ profit	-	(2)	19	2	19

Equity (loss) gain in subsidiaries	(38)	54	-	(16)	-
Profit (loss) before taxation	42	(3)	153	(63)	129
Taxation	(1)	-	(84)	-	(85)

Profit (loss) for the period	41	(3)	69	(63)	44

Allocated as follows:
Equity shareholders	41	(3)	66	(63)	41
Non-controlling interests	-	-	3	-	3

	41	(3)	69	(63)	44

Comprehensive income	(89)	(25)	23	5	(86)
Comprehensive income attributable to non-controlling interests	-	-	(3)	-	(3)

Comprehensive income attributable to AngloGold Ashanti	(89)	(25)	20	5	(89)

33

Condensed consolidating statements of income for the three months ended 31 December 2013

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	418	1	1,057	(2)	1,474
Gold income	422	-	1,046	(50)	1,418
Cost of sales	(295)	-	(747)	-	(1,042)
Gain on non-hedge derivatives and other commodity contracts	-	-	28	-	28
Gross profit	127	-	327	(50)	404
Corporate administration, marketing and other income (expenses)	15	(9)	(38)	(5)	(37)

Exploration and evaluation costs	(7)	(5)	(29)	-	(41)

Other operating expenses	5	(4)	(3)	1	(1)
Special items	(1,473)	(63)	403	1,043	(90)
Operating (loss) profit	(1,333)	(81)	660	989	235
Dividends received	2	-	-	(2)	-
Interest received	1	1	13	-	15

Exchange gain	-	1	3	-	4

Finance costs and unwinding of obligations	(6)	(54)	(15)	-	(75)

Fair value adjustment on $1.25bn bonds	-	(12)	-	-	(12)

Share of associates and joint ventures’ profit	(1)	(2)	4	3	4

Equity gain in subsidiaries	1,045	145	-	(1,190)	-
(Loss) profit before taxation	(292)	(2)	665	(200)	171
Taxation	12	(2)	(436)	-	(426)

(Loss) profit after taxation	(280)	(4)	229	(200)	(255)
Preferred stock dividends	(25)	-	(25)	50	-

(Loss) profit for the period	(305)	(4)	204	(150)	(255)

Allocated as follows:
Equity shareholders	(305)	(4)	154	(150)	(305)
Non-controlling interests	-	-	50	-	50

	(305)	(4)	204	(150)	(255)

Comprehensive income	(351)	(7)	193	(136)	(301)
Comprehensive income attributable to non-controlling interests	-	-	(50)	-	(50)

Comprehensive income attributable to AngloGold Ashanti	(351)	(7)	143	(136)	(351)

34

Condensed consolidating statements of income for the year ended 31 December 2014

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,486	3	3,890	(1)	5,378
Gold income	1,564	-	3,924	(270)	5,218
Cost of sales	(1,225)	-	(2,965)	-	(4,190)
Gain on non-hedge derivatives and other commodity	-	-	15	-	15
Gross profit	339	-	974	(270)	1,043
Corporate administration, marketing and other income (expenses)	23	25	(61)	(79)	(92)

Exploration and evaluation costs	(22)	-	(122)	-	(144)

Other operating expenses	(12)	-	(16)	-	(28)
Special items	97	(937)	(290)	870	(260)
Operating profit (loss)	425	(912)	485	521	519
Dividends received	1	-	-	(1)	-
Interest received	4	3	17	-	24

Exchange gain (loss)	13	(1)	(19)	-	(7)

Finance costs and unwinding of obligations	(19)	(212)	(47)	-	(278)

Fair value adjustment on $1.25bn bonds	-	(17)	-	-	(17)

Share of associates and joint ventures’ profit	(31)	(3)	63	(54)	(25)

Equity (loss) gain in subsidiaries	(319)	14	-	305	-
Profit (loss) before taxation	74	(1,128)	499	771	216
Taxation	3	12	(270)	-	(255)

Profit (loss) after taxation	77	(1,116)	229	771	(39)
Preferred stock dividends	(135)	-	(135)	270	-

(Loss) Profit for the period	(58)	(1,116)	94	1,041	(39)

Allocated as follows:
Equity shareholders	(58)	(1,116)	75	1,041	(58)
Non-controlling interests	-	-	19	-	19

	(58)	(1,116)	94	1,041	(39)

Comprehensive income	(275)	(1,148)	176	991	(256)
Comprehensive income attributable to non-controlling interests	-	-	(19)	-	(19)

Comprehensive income attributable to AngloGold Ashanti	(275)	(1,148)	157	991	(275)

35

Condensed consolidating statements of income for the year ended 31 December 2013

US Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation
	(the	(the	(the “Non-	adjustments	Total
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

Revenue	1,762	3	3,945	(2)	5,708
Gold income	1,747	-	3,864	(114)	5,497
Cost of sales	(1,302)	-	(2,844)	-	(4,146)
Gain on non-hedge derivatives and other commodity	-	-	94	-	94
Gross profit	445	-	1,114	(114)	1,445
Corporate administration, marketing and other (expenses) income	(51)	6	(102)	(54)	(201)

Exploration and evaluation costs	(21)	(7)	(227)	-	(255)

Other operating expenses	(11)	(4)	(5)	1	(19)
Special items	(1,754)	(1,590)	(2,511)	2,445	(3,410)
Operating loss	(1,392)	(1,595)	(1,731)	2,278	(2,440)
Dividends received	7	-	-	(2)	5
Interest received	4	2	33	-	39

Exchange gain	10	1	3	-	14

Finance costs and unwinding of obligations	(23)	(155)	(118)	-	(296)

Fair value adjustment on $1.25bn bonds	-	(58)	-	-	(58)

Fair value adjustment on option component of convertible	-	-	9	-	9

Fair value adjustment on mandatory convertible bonds	-	-	356	-	356

Share of associates and joint ventures’ profit	(143)	(19)	-	-	(162)

Loss in subsidiaries	(689)	(1,287)	-	1,976	-
Loss before taxation	(2,226)	(3,111)	(1,448)	4,252	(2,533)
Taxation	53	(6)	286	-	333

Loss after taxation	(2,173)	(3,117)	(1,162)	4,252	(2,200)
Preferred stock dividends	(57)	-	(57)	114	-

Loss for the period	(2,230)	(3,117)	(1,219)	4,366	(2,200)

Allocated as follows:
Equity shareholders	(2,230)	(3,117)	(1,249)	4,366	(2,230)
Non-controlling interests	-	-	30	-	30

	(2,230)	(3,117)	(1,219)	4,366	(2,200)

Comprehensive income	(2,605)	(3,170)	(1,271)	4,471	(2,575)
Comprehensive income attributable to non-controlling interests	-	-	(30)	-	(30)

Comprehensive income attributable to AngloGold Ashanti	(2,605)	(3,170)	(1,301)	4,471	(2,605)

36

Condensed consolidating statement of financial position as at 31 December 2014

Us Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,315	-	3,548	-	4,863

Intangible assets	31	-	197	(3)	225

Investments in associates and joint ventures	2,372	3,710	1,297	(5,952)	1,427

Other investments	2	4	122	(2)	126

Inventories	-	-	636	-	636

Trade and other receivables	-	-	20	-	20

Deferred taxation	-	-	127	-	127

Cash restricted for use	-	-	36	-	36

Other non-current assets	25	-	-	-	25

	3,745	3,714	5,983	(5,957)	7,485

Current Assets

Inventories, trade and other receivables, intergroup balances and other current assets	526	1,929	1,434	(2,723)	1,166
Cash restricted for use	1	-	14	-	15

Cash and cash equivalents	52	260	156	-	468

	579	2,189	1,604	(2,723)	1,649

Non-current assets held for sale	-	-	-	-	-

	579	2,189	1,604	(2,723)	1,649

Total assets	4,324	5,903	7,587	(8,680)	9,134

EQUITY AND LIABILITIES

Share capital and premium	7,041	6,108	824	(6,932)	7,041

(Accumulated losses) retained earnings and other reserves	(4,195)	(3,536)	1,161	2,374	(4,196)

Shareholders’ equity	2,846	2,572	1,985	(4,558)	2,845

Non-controlling interests	-	-	26	-	26

Total equity	2,846	2,572	2,011	(4,558)	2,871

Non-current liabilities	568	3,167	1,544	-	5,279

Bank overdraft	-	-	-	-	-

Current liabilities including intergroup balances	910	164	4,032	(4,122)	984

Total liabilities	1,478	3,331	5,576	(4,122)	6,263

Total equity and liabilities	4,324	5,903	7,587	(8,680)	9,134

37

Condensed consolidating statement of financial position as at 30 September 2014

Us Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS

Non-current assets

Tangible assets	1,338	-	3,501	-	4,839

Intangible assets	35	-	215	(3)	247

Investments in associates and joint ventures	2,470	3,861	1,261	(6,219)	1,373

Other investments	3	4	125	(5)	127

Inventories	-	-	606	-	606

Trade and other receivables	-	7	23	-	30

Deferred taxation	-	-	160	-	160

Cash restricted for use	-	-	38	-	38

Other non-current assets	47	-	-	-	47

	3,893	3,872	5,929	(6,227)	7,467

Current Assets

Other investments	-	-	-	-	-
Inventories, trade and other receivables, intergroup balances and other current assets	515	2,683	1,568	(3,495)	1,271

Cash restricted for use	1	-	14	-	15

Cash and cash equivalents	87	264	206	-	557

	603	2,947	1,788	(3,495)	1,843

Non-current assets held for sale	-	-	-	-	-

	603	2,947	1,788	(3,495)	1,843

Total assets	4,496	6,819	7,717	(9,722)	9,310

EQUITY AND LIABILITIES

Share capital and premium	7,036	6,095	805	(6,900)	7,036

(Accumulated losses) retained earnings and other reserves	(4,051)	(2,579)	1,333	1,246	(4,051)

Shareholders’ equity	2,985	3,516	2,138	(5,654)	2,985

Non-controlling interests	-	-	25	-	25

Total equity	2,985	3,516	2,163	(5,654)	3,010

Non-current liabilities	609	3,144	1,545	(3)	5,295

Bank overdraft	-	-	13	-	13

Current liabilities including intergroup balances	902	159	3,996	(4,065)	992

Total liabilities	1,511	3,303	5,554	(4,068)	6,300

Total equity and liabilities	4,496	6,819	7,717	(9,722)	9,310

38

Condensed consolidating statement of financial position as at 31 December 2013

Us Dollar million	AngloGold	IOMco	Other
	Ashanti		subsidiaries
				Consolidation	Total
	(the	(the	(the “Non-	adjustments
	“Guarantor”)	“Issuer”)	Guarantor Subsidiaries”)

ASSETS
Non-current assets
Tangible assets	1,457	-	3,358	-	4,815
Intangible assets	52	-	218	(3)	267
Investments in associates and joint ventures	2,581	3,401	1,153	(5,808)	1,327
Other investments	2	6	129	(6)	131
Inventories	-	-	586	-	586
Trade and other receivables	-	5	24	-	29
Deferred taxation	-	-	177	-	177
Cash restricted for use	-	-	31	-	31
Other non-current assets	41	-	-	-	41

	4,133	3,412	5,676	(5,817)	7,404

Current Assets
Other investments	-	-	1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	492	2,391	1,703	(3,164)	1,422
Cash restricted for use	1	-	45	-	46
Cash and cash equivalents	39	409	200	-	648

	532	2,800	1,949	(3,164)	2,117
Non-current assets held for sale	5	-	153	(5)	153

	537	2,800	2,102	(3,169)	2,270

Total assets	4,670	6,212	7,778	(8,986)	9,674

EQUITY AND LIABILITIES
Share capital and premium	7,006	5,994	805	(6,799)	7,006
(Accumulated losses) retained earnings and other reserves	(3,927)	(2,990)	1,431	1,559	(3,927)

Shareholders’ equity	3,079	3,004	2,236	(5,240)	3,079
Non-controlling interests	-	-	28	-	28

Total equity	3,079	3,004	2,264	(5,240)	3,107

Non-current liabilities	648	3,032	1,653	(2)	5,331
Bank overdraft	-	-	20	-	20
Current liabilities including intergroup balances	943	176	3,784	(3,744)	1,159
Non-current liabilities held for sale	-	-	57	-	57

Total liabilities	1,591	3,208	5,514	(3,746)	6,567

Total equity and liabilities	4,670	6,212	7,778	(8,986)	9,674

39

Condensed consolidating statements of cash flows for the three months ending 31 December 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments	Total
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)

Cash flows from operating activities
Cash generated from operations	69	(880)	192	877	258
Net movement in intergroup receivables and payables	(11)	732	139	(860)	-
Taxation refund	-	-	3	-	3
Taxation paid	(15)	(1)	(32)	-	(48)

Net cash inflow (outflow) from operating activities	43	(149)	302	17	213

Cash flows from investing activities
Capital expenditure	(65)	-	(249)	-	(314)
Expenditure on intangible assets	(2)	-	-	-	(2)
Proceeds from disposal of tangible assets	-	-	-	-	-
Other investments acquired	-	-	(17)	-	(17)
Proceeds from disposal of other investments	-	-	14	-	14
Investments in associates and joint ventures	-	-	(3)	-	(3)
Net loans advanced to associates and joint ventures	(43)	9	-	-	(34)
Acquisition of subsidiary and loan	(13)	-	-	13	-
Decrease in cash restricted for use	-	-	2	-	2
Interest received	1	-	4	-	5

Net cash (outflow) inflow from investing activities	(122)	9	(249)	13	(349)

Cash flows from financing activities
Proceeds from issue of share capital	-	13	-	(13)	-
Proceeds from borrowings	82	100	-	-	182
Repayment of borrowings	(34)	-	(38)	-	(72)
Finance costs paid	(3)	(30)	(5)	-	(38)
Dividends paid	-	-	(8)	-	(8)
Intergroup dividends received (paid)	-	53	(53)	-	-

Net cash inflow (outflow) from financing activities	45	136	(104)	(13)	64

Net decrease in cash and cash equivalents	(34)	(4)	(51)	17	(72)
Translation	(1)	-	14	(17)	(4)
Cash and cash equivalents at beginning of period	87	264	193	-	544

Cash and cash equivalents at end of period	52	260	156	-	468

40

Condensed consolidating statements of cash flows for the three months ending 30 September 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	76	2	260	23	361
Net movement in intergroup receivables and payables	23	(70)	39	8	-
Taxation paid	(4)	-	(37)	-	(41)

Net cash inflow (outflow) from operating activities	95	(68)	262	31	320

Cash flows from investing activities
Capital expenditure	(59)	-	(163)	-	(222)
Proceeds from disposal of tangible assets	-	-	4	-	4
Other investments acquired	-	-	(14)	-	(14)
Proceeds from disposal of other investments	-	-	15	-	15
Investments in associates and joint ventures	-	(7)	(3)	-	(10)
Net loans advanced to associates and joint ventures	-	4	-	-	4
Acquisition of subsidiary and loan	(102)	-	-	102	-
Decrease in cash restricted for use	-	-	(1)	-	(1)
Interest received	1	-	3	-	4

Net cash outflow from investing activities	(160)	(3)	(159)	102	(220)

Cash flows from financing activities
Proceeds from issue of share capital	-	101	-	(101)	-
Proceeds from borrowings	1	-	337	-	338
Repayment of borrowings	(28)	-	(358)	-	(386)
Finance costs paid	(3)	(74)	(6)	-	(83)
Revolving credit facility and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(6)	-	(6)
Intergroup dividends received (paid)	-	105	(105)	-	-

Net cash (outflow) inflow from financing activities	(30)	123	(138)	(101)	(146)

Net (decrease) increase in cash and cash equivalents	(95)	52	(35)	32	(46)
Translation	(6)	-	28	(32)	(10)
Cash and cash equivalents at beginning of period	188	212	200	-	600

Cash and cash equivalents at end of period(1)	87	264	193	-	544

(1) Cash and cash equivalents are net of bank overdraft of $13 million.

41

Condensed consolidating statements of cash flows for the three months ending 31 December 2013

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	112	406	332	(410)	440
Net movement in intergroup receivables and payables	31	(509)	48	430	-
Taxation refund	12	-	10	-	22
Taxation paid	-	(1)	(30)	-	(31)

Net cash inflow (outflow) from operating activities	155	(104)	360	20	431

Cash flows from investing activities
Capital expenditure	(90)	-	(282)	-	(372)
Expenditure on intangible assets	(8)	-	(9)	-	(17)
Proceeds from disposal of tangible assets	-	-	2	-	2
Other investments acquired	-	-	(18)	-	(18)
Proceeds from disposal of other investments	-	-	15	-	15
Investments in associates and joint ventures	-	(71)	(7)	-	(78)
Net loans advanced to associates and joint ventures	-	(14)	-	-	(14)
Dividends received	2	-	-	(2)	-
Reclassification of cash balances to held for sale assets	-	-	3	-	3
Acquisition of subsidiary and loan	(39)	-	-	39	-
Decrease in cash restricted for use	-	-	(13)	-	(13)
Interest received	1	1	8	-	10

Net cash outflow from investing activities	(134)	(84)	(301)	37	(482)

Cash flows from financing activities
Proceeds from issue of share capital	-	35	1	(36)	-
Proceeds from borrowings	204	-	34	-	238
Repayment of borrowings	(222)	-	(38)	-	(260)
Finance costs paid	(2)	(30)	(10)	-	(42)
Revolving credit facility and bond transaction costs	-	(2)	-	-	(2)
Dividends paid	-	-	(11)	-	(11)
Intergroup dividends received (paid)	-	97	(97)	-	-

Net cash (outflow) inflow from financing activities	(20)	100	(121)	(36)	(77)

Net increase (decrease) in cash and cash equivalents	1	(88)	(62)	21	(128)
Translation	(1)	-	17	(21)	(5)
Cash and cash equivalents at beginning of period	39	497	225	-	761

Cash and cash equivalents at end of period(1)	39	409	180	-	628

(1) Cash and cash equivalents are net of a bank overdraft of $20 million.

42

Condensed consolidating statements of cash flows for the year ending 31 December 2014

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	344	(839)	961	907	1,373
Net movement in intergroup receivables and payables	(1)	419	437	(855)	-
Taxation refund	-	-	41	-	41
Taxation paid	(20)	(2)	(172)	-	(194)

Net cash inflow (outflow) from operating activities	323	(422)	1,267	52	1,220

Cash flows from investing activities
Capital expenditure	(222)	-	(791)	-	(1,013)
Interest capitalised and paid	-	-	(1)	-	(1)
Expenditure on intangible assets	(5)	-	-	-	(5)
Proceeds from disposal of tangible assets	-	-	31	-	31
Other investments acquired	-	-	(79)	-	(79)
Proceeds from disposal of other investments	-	-	73	-	73
Investments in associates and joint ventures	-	(52)	(14)	1	(65)
Net loans advanced to associates and joint ventures	(43)	7	-	-	(36)
Dividends received	1	-	-	(1)	-
Proceeds from disposal of subsidiary	105	-	-	-	105
Cash in subsidiary disposed and transfers to held for sale	-	-	2	-	2
Acquisition of subsidiary and loan	(116)	(3)	3	116	-
Increase in cash restricted for use	-	-	24	-	24
Interest received	4	3	14	-	21

Net cash outflow from investing activities	(276)	(45)	(738)	116	(943)

Cash flows from financing activities
Proceeds from issue of share capital	-	114	-	(114)	-
Proceeds from borrowings	157	100	354	-	611
Repayment of borrowings	(171)	-	(590)	-	(761)
Finance costs paid	(14)	(205)	(26)	-	(245)
Revolving credit facility and bond transaction costs	-	(9)	-	-	(9)
Dividends paid	-	-	(17)	-	(17)
Intergroup dividends received (paid)	-	318	(318)	-	-

Net cash (outflow) inflow from financing activities	(28)	318	(597)	(114)	(421)

Net increase (decrease) in cash and cash equivalents	19	(149)	(68)	54	(144)
Translation	(6)	-	44	(54)	(16)
Cash and cash equivalents at beginning of period	39	409	180	-	628

Cash and cash equivalents at end of period	52	260	156	-	468

43

Condensed consolidating statements of cash flows for the year ending 31 December 2013

	AngloGold Ashanti	IOMco	Other subsidiaries	Consolidation adjustments
US Dollar million	(the “Guarantor”)	(the “Issuer”)	(the “Non- Guarantor Subsidiaries”)		Total

Cash flows from operating activities
Cash generated from operations	391	(126)	997	130	1,392
Net movement in intergroup receivables and payables	140	(1,593)	1,512	(59)	-
Dividends received from joint ventures	-	18	-	-	18
Taxation refund	13	-	10	-	23
Taxation paid	(13)	(1)	(173)	-	(187)

Net cash inflow (outflow) from operating activities	531	(1,702)	2,346	71	1,246

Cash flows from investing activities
Capital expenditure	(397)	-	(1,104)	-	(1,501)
Interest capitalised and paid	-	-	(5)	-	(5)
Expenditure on intangible assets	(26)	-	(42)	-	(68)
Proceeds from disposal of tangible assets	-	-	10	-	10
Other investments acquired	-	-	(91)	-	(91)
Proceeds from disposal of other investments	-	-	81	-	81
Investments in associates and joint ventures	-	(420)	(52)	-	(472)
Proceeds from disposal of associates and joint ventures	6	-	-	-	6
Net loans advanced to associates and joint ventures	(1)	(39)	-	32	(8)
Dividends received	7	-	-	(2)	5
Proceeds from disposal of subsidiary	2	-	-	-	2
Reclassification of cash balances to held for sale assets	-	-	(2)	-	(2)
Acquisition of subsidiary and loan	(168)	-	-	168	-
Decrease in cash restricted for use	-	-	(20)	-	(20)
Interest received	4	2	17	-	23

Net cash outflow from investing activities	(573)	(457)	(1,208)	198	(2,040)

Cash flows from financing activities
Proceeds from issue of share capital	-	147	20	(167)	-
Proceeds from borrowings	504	1,500	340	-	2,344
Repayment of borrowings	(458)	(250)	(778)	-	(1,486)
Finance costs paid	(12)	(103)	(85)	-	(200)
Revolving credit facility and bond transaction costs	-	(36)	-	-	(36)
Dividends paid	(40)	-	(22)	-	(62)
Intergroup dividends paid	-	773	(773)	-	-

Net cash (outflow) inflow from financing activities	(6)	2,031	(1,298)	(167)	560

Net decrease in cash and cash equivalents	(48)	(128)	(160)	102	(234)
Translation	(11)	-	83	(102)	(30)
Cash and cash equivalents at beginning of period	98	537	257	-	892

Cash and cash equivalents at end of period(1)	39	409	180	-	628

(1) Cash and cash equivalents are net of a bank overdraft of $20 million.

By order of the Board

S M PITYANA	S VENKATAKRISHNAN
Chairman	Chief Executive Officer

19 February 2015

44

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce”, “Net debt” and “adjusted EBITDA” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, total production costs, all-in sustaining costs and all-in costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

• an indication of a mine’s profitability, efficiency and cash flows;

• the trend in costs as the mine matures over time on a consistent basis; and

• an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

Net debt and Adjusted EBITDA (as defined in the Revolving Credit Agreements) are inputs used for the calculation of compliance with the financial maintenance covenants as set out in the group’s revolving credit facility agreements.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received

		Quarter ended			Year ended
		Dec 2014	Sep 2014	Dec 2 013	Dec 2014	Dec 2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Gold income (note 2)	1,278	1,295	1,418	5,218	5,497
	Adjusted for non-controlling interests	(18)	(16)	(15)	(76)	(77)

		1,260	1,279	1,403	5,142	5,420
	Realised loss on other commodity contracts	5	6	6	21	26
	Associates and joint ventures’ share of gold income including realised non-hedge derivatives	142	123	105	469	290

	Attributable gold income including realised non-hedge derivatives	1,407	1,409	1,514	5,632	5,736

	Attributable gold sold - oz (000)	1,171	1,099	1,191	4,454	4,093
	Price received per unit - $/oz	1,202	1,281	1,271	1,264	1,401

Rounding of figures may result in computational discrepancies.

45

B	All-in sustaining costs and All-in costs [1]

		Quarter ended			Year ended
		Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million / Imperial

	Cost of sales (note 3)	1,061	1,052	1,042	4,190	4,146
	Amortisation of tangible and intangible assets (note 3)	(223)	(191)	(211)	(786)	(799)
	Adjusted for decommissioning amortisation	3	3	2	10	6
	Corporate administration and marketing related to current operations	22	22	36	88	199
	Associates and joint ventures’ share of costs	76	77	90	294	234
	Inventory writedown to net realisable value and other stockpile adjustments	9	1	38	11	216
	Sustaining exploration and study costs	18	14	16	49	94
	Total sustaining capex	259	177	253	814	999

	All-in sustaining costs	1,224	1,156	1,265	4,670	5,095
	Adjusted for non-controlling interests and non - gold producing companies	(25)	(14)	(16)	(77)	(71)

	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,199	1,142	1,249	4,593	5,024
	Adjusted for stockpile write-offs	(10)	(3)	(38)	(22)	(216)

	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,190	1,139	1,211	4,571	4,808

	All-in sustaining costs	1,224	1,156	1,265	4,670	5,095
	Non-sustaining project capital expenditure	104	84	224	394	994
	Technology improvements	7	3	7	19	14
	Non-sustaining exploration and study costs	25	23	28	91	175
	Corporate and social responsibility costs not related to current operations	6	6	1	24	21

	All-in costs	1,366	1,271	1,525	5,198	6,299
	Adjusted for non-controlling interests and non -gold producing companies	(19)	(11)	(16)	(62)	(81)

	All-in costs adjusted for non-controlling interests and non-gold producing companies	1,347	1,260	1,509	5,136	6,218
	Adjusted for stockpile write-offs	(10)	(3)	(38)	(22)	(216)

	All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,338	1,257	1,471	5,114	6,002

	Gold sold - oz (000)	1,171	1,099	1,191	4,454	4,093

	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	1,017	1,036	1,015	1,026	1,174
	All-in cost per unit (excluding stockpile write-offs) - $/oz	1,143	1,144	1,233	1,148	1,466

	[1] Refer to note F for Summary of Operations by Mine

C	Total costs [2]
	Total cash costs (note 3)	777	864	861	3,292	3,297
	Adjusted for non-controlling interests, non-gold producing companies and other	(20)	(16)	(20)	(94)	(110)
	Associates and joint ventures’ share of total cash costs	78	76	79	291	219

	Total cash costs adjusted for non-controlling interests and non-gold producing companies	835	924	920	3,489	3,406
	Retrenchment costs (note 3)	9	5	16	24	69
	Rehabilitation and other non-cash costs (note 3)	47	8	(11)	94	18
	Amortisation of tangible assets (note 3)	214	182	202	750	775
	Amortisation of intangible assets (note 3)	9	9	9	36	24
	Adjusted for non-controlling interests and non-gold producing companies	(9)	2	17	(4)	14
	Equity-accounted associates and joint ventures’ share of production costs	23	29	17	104	23

	Total production costs adjusted for non-controlling interests and non-gold producing companies	1,128	1,158	1,170	4,493	4,329

	Gold produced - oz (000)	1,154	1,126	1,229	4,432	4,105
	Total cash cost per unit - $/oz	724	820	748	787	830
	Total production cost per unit - $/oz	978	1,029	952	1,014	1,054

	[2] Refer to note F for Summary of Operations by mine

Rounding of figures may result in computational discrepancies.

46

D	Adjusted EBITDA (1)

		Quarter ended			Year ended
		Dec 2014	Sep 2014	Dec 2013	Dec 2014	Dec 2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

		US Dollar million

	(Loss) profit on ordinary activities before taxation	(6)	129	171	216	(2,533)
	Add back :
	Finance costs and unwinding of obligations	67	69	75	278	296
	Interest received	(6)	(6)	(15)	(24)	(39)
	Amortisation of tangible and intangible assets (note 3)	223	191	211	786	799

	Adjustments :
	Dividend received (note 2)	-	-	-	-	(5)
	Exchange (gain) loss	(5)	(4)	(4)	7	(14)
	Fair value adjustment on the mandatory convertible bonds	-	-	-	-	(356)
	Fair value adjustment on option component of convertible bonds	-	-	-	-	(9)
	Fair value adjustment on $1.25bn bonds	(63)	(20)	12	17	58
	Net impairment and derecognition of goodwill, tangible and intangible assets (note 5)	9	1	36	10	3,029
	Impairment of other investments (note 5)	1	-	1	2	30
	Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments (note 5)	1	1	38	2	216
	Write-off of loan (note 5)	-	-	-	-	7
	Retrenchments at mining operations (note 3)	9	5	16	24	69
	Retrenchments at Obuasi	145	34	-	210	-
	Net loss (profit) on disposal and derecognition of assets (note 5)	2	(2)	-	(25)	(2)
	Loss on sale of Navachab (note 5)	-	-	-	2	-
	Gain on unrealised non-hedge derivatives and other commodity contracts	(5)	(30)	(28)	(15)	(94)
	Associates and joint ventures’ exceptional expense	(22)	-	1	(16)	164
	Associates and joint ventures’ - adjustments for amortisation, interest, taxation and other.	57	32	29	191	51

	Adjusted EBITDA	407	400	544	1,665	1,667

	(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

E	Net debt
	Borrowings - long-term portion			3,498	3,521	3,633
	Borrowings - short-term portion			223	159	258
	Bank overdraft			-	13	20

	Total borrowings			3,721	3,693	3,911
	Corporate office lease			(22)	(22)	(25)
	Unamortised portion of the convertible and rated bonds			28	29	2
	Fair value adjustment on $1.25bn bonds			(75)	(138)	(58)
	Cash restricted for use			(51)	(53)	(77)
	Cash and cash equivalents			(468)	(557)	(648)

	Net debt excluding mandatory convertible bonds			3,133	2,952	3,105

Rounding of figures may result in computational discrepancies.

47

F Summary of Operations by Mine

For the three months ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	23	46	58	127	71	65	136	52	1	316	(3)
Amortisation of tangible and intangible assets	(2)	(9)	(14)	(24)	(16)	(13)	(29)	(5)	1	(58)	(1)
Adjusted for decommissioning amortisation	-	-	-	-	-	-	-	-	-	-	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Total sustaining capital expenditure	2	7	15	25	16	11	27	15	4	70	2
All-in sustaining costs	23	44	59	128	71	63	134	62	6	328	19
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	23	44	59	128	71	63	134	62	6	328	19
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	23	44	59	128	71	63	134	62	6	328	18

All-in sustaining costs	23	44	59	128	71	63	134	62	6	328	19
Non-sustaining Project capex	-	-	-	-	9	-	9	-	-	9	1
Technology improvements	-	-	-	-	-	-	-	-	7	7	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
All-in costs	23	44	59	128	80	63	143	62	13	344	21
All-in costs adjusted for non-controlling interests and non-gold producing companies	23	44	59	128	80	63	143	62	13	344	21
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	23	44	59	128	80	63	143	62	13	344	20

Gold sold - oz (000)(3)	22	34	68	124	56	63	119	56	1	300	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,027	1,324	888	1,031	1,275	1,000	1,129	1,116	-	1,097	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,027	1,324	893	1,034	1,436	1,000	1,205	1,116	-	1,151	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

48

For the three months ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	20	34	42	96	53	50	103	49	-	248	(5)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Total cash costs adjusted for non-controlling interests and non-gold producing companies	20	34	42	96	53	50	103	49	-	248	(3)
Retrenchment costs	1	2	2	5	1	1	2	-	-	7	-
Rehabilitation and other non-cash costs	-	1	1	3	1	1	3	(2)	1	3	(1)
Amortisation of tangible assets	2	8	12	22	15	12	27	4	-	53	1
Amortisation of intangible assets	-	1	1	2	1	1	2	1	-	5	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	23	46	58	128	71	65	137	52	1	316	(2)

Gold produced - oz (000) (3)	22	33	68	124	56	63	119	56	1	300	-

Total cash costs per unit - $/oz(4)	894	1,014	615	773	946	792	864	883	-	830	-
Total production costs per unit - $/oz(4)	1,019	1,375	857	1,026	1,276	1,033	1,147	926	-	1,056	-

49

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	48	73	86	-	-	-	-	106	1	314
Amortisation of tangible and intangible assets	-	(6)	(6)	(9)	-	-	-	-	(43)	(1)	(65)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Associates and equity accounted joint ventures’ share of costs(2)	42	-	-	-	13	19	1	-	-	1	76
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	10	1	-	-	-	-	1	-	12
Total sustaining capital expenditure	1	9	6	9	1	3	-	-	42	(2)	69
All-in sustaining costs	43	51	83	88	14	22	9	-	106	-	416
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	-	(13)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	43	51	83	75	14	22	9	-	106	-	403
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	-	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	43	51	83	75	14	22	1	-	106	-	395

All-in sustaining costs	43	51	83	88	14	22	9	-	106	-	416
Non-sustaining Project capex	44	-	6	-	-	-	-	-	-	-	50
Non-sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	-	1
All-in costs	87	51	89	89	14	22	9	-	106	-	467
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	-	(13)
All-in costs adjusted for non-controlling interests and non-gold producing companies	87	51	89	76	14	22	9	-	106	-	454
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	-	-	-	(8)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	87	51	89	76	14	22	1	-	106	-	446

Gold sold - oz (000)(3)	81	41	57	76	15	21	3	-	142	-	435

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	532	1,248	1,440	973	937	1,049	414	-	751	-	907
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,080	1,248	1,550	981	937	1,049	414	-	751	-	1,024

50

For the three months ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	39	48	71	-	-	-	-	62	-	220
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs(2)	44	-	-	-	14	20	1	-	-	(1)	78
Total cash costs adjusted for non-controlling interests and non-gold producing companies	44	39	48	60	14	20	1	-	62	(1)	287
Rehabilitation and other non-cash costs	-	3	12	2	-	-	-	-	2	-	19
Amortisation of tangible assets	-	6	6	9	-	-	-	-	43	-	64
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	17	-	-	-	1	5	-	-	-	-	23
Total production costs adjusted for non-controlling interests and non-gold producing companies	61	48	66	69	15	25	1	-	107	-	392

Gold produced - oz (000) (3)	80	40	48	68	15	21	3	-	144	-	419

Total cash costs per unit - $/oz(4)	546	976	999	884	973	942	220	-	429	-	687
Total production costs per unit - $/oz(4)	756	1,189	1,362	1,021	1,027	1,201	329	-	744	-	939

51

For the three months ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	81	79	3	163	62	66	98	41	4	271
Amortisation of tangible and intangible assets	(14)	(27)	(1)	(42)	(1)	(9)	(30)	(16)	(1)	(57)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	1	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	1	1	2	1	-	2	-	1	4
Total sustaining capital expenditure	5	22	1	28	7	23	45	13	2	90
All-in sustaining costs	72	76	4	152	69	80	116	38	7	310
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(6)	-	-	(6)	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	72	76	4	152	69	74	116	38	1	298
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	72	76	4	152	69	74	115	38	1	297

All-in sustaining costs	72	76	4	152	69	80	116	38	7	310
Non-sustaining Project capex	-	-	-	-	42	-	-	-	2	44
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	21	21
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	1	1	6
All-in costs	72	76	6	154	111	80	120	39	31	381
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(6)	-	-	-	(6)
All-in costs adjusted for non-controlling interests and non-gold producing companies	72	76	6	154	111	74	120	39	31	375
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	72	76	6	154	111	74	119	39	31	374

Gold sold - oz (000)(3)	60	92	-	152	55	71	119	40	-	285

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,193	824	-	995	1,261	1,051	970	947	-	1,042
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,193	824	-	1,006	2,030	1,051	1,010	973	-	1,314

52

For the three months ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	66	46	2	114	55	54	68	24	(1)	200
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(7)	(4)	-	-	-	(11)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	66	46	2	114	48	50	68	24	(1)	189
Retrenchment costs	-	-	-	-	-	2	1	-	(1)	2
Rehabilitation and other non-cash costs	2	5	-	7	15	(1)	(1)	-	5	18
Amortisation of tangible assets	14	27	1	42	1	9	28	16	-	54
Amortisation of intangible assets	-	-	-	-	-	-	2	-	1	3
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	(2)	(1)	-	-	(5)	(8)
Total production costs adjusted for non-controlling interests and non-gold producing companies	82	78	3	163	62	59	98	40	(1)	258

Gold produced - oz (000) (3)	61	96	-	157	54	64	121	42	-	280

Total cash costs per unit - $/oz(4)	1,083	482	-	729	895 (6)	780	565	570	-	677
Total production costs per unit - $/oz(4)	1,344	815	-	1,043	1,158	918	812	958	-	924

53

For the three months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	25	51	57	133	87	82	169	62	(1)	363	1
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(24)	(19)	(14)	(33)	(4)	-	(61)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	-	22
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	1	7	12	20	17	7	24	10	5	59	2
All-in sustaining costs	24	48	57	129	85	75	160	68	4	361	22
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	24	48	57	129	85	75	160	68	4	361	25
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	24	48	57	129	85	75	160	68	4	361	24

All-in sustaining costs	24	48	57	129	85	75	160	68	4	361	22
Non-sustaining Project capex	-	-	-	-	7	-	7	-	1	8	-
Technology improvements	-	-	-	-	-	-	-	-	3	3	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	1
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	2
All-in costs	24	48	57	129	92	75	167	68	8	372	25
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	2
All-in costs adjusted for non-controlling interests and non-gold producing companies	24	48	57	129	92	75	167	68	8	372	27
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	24	48	57	129	92	75	167	68	8	372	26

Gold sold - oz (000)(3)	18	39	54	111	96	63	159	54	-	326	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,343	1,211	1,047	1,153	898	1,170	1,007	1,261	-	1,115	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,343	1,211	1,054	1,156	974	1,170	1,053	1,261	-	1,147	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

54

For the three months ended 30 September 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	22	37	41	100	63	63	126	54	2	282	(3)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	22	37	41	100	63	63	126	54	2	282	(1)
Retrenchment costs	-	-	-	-	-	-	-	-	2	2	-
Rehabilitation and other non-cash costs	1	1	1	3	1	1	2	1	-	6	1
Amortisation of tangible assets	2	9	11	22	17	13	30	3	1	56	2
Amortisation of intangible assets	-	1	1	2	2	1	3	-	-	5	1
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	2
Total production costs adjusted for non-controlling interests and non-gold producing companies	25	48	54	127	83	78	161	58	5	351	5

Gold produced - oz (000) (3)	17	38	52	107	92	61	153	52	-	314	-

Total cash costs per unit - $/oz(4)	1,276	993	792	940	688	1,030	825	1,048	-	901	-
Total production costs per unit - $/oz(4)	1,429	1,297	1,052	1,199	912	1,284	1,061	1,146	-	1,123	-

55

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	43	79	60	-	-	-	-	98	-	280
Amortisation of tangible and intangible assets	-	(7)	(5)	(8)	-	-	-	-	(22)	-	(42)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Associates and equity accounted joint ventures’ share of costs(2)	36	-	-	-	15	21	4	-	-	1	77
Sustaining exploration and study costs	-	-	3	-	-	-	-	-	1	1	5
Total sustaining capital expenditure	1	4	9	4	1	1	-	-	21	-	41
All-in sustaining costs	37	40	86	57	16	22	4	-	98	3	363
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(9)	-	-	-	-	-	-	(9)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	37	40	86	48	16	22	4	-	98	3	354
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	37	40	86	48	16	22	4	-	96	3	352

All-in sustaining costs	37	40	86	57	16	22	4	-	98	3	363
Non-sustaining Project capex	36	-	9	-	-	-	-	-	-	-	45
Non-sustaining exploration and study costs	1	-	-	1	-	-	-	-	-	-	2
All-in costs	74	40	95	58	16	22	4	-	98	3	410
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(9)	-	-	-	-	-	-	(9)
All-in costs adjusted for non-controlling interests and non-gold producing companies	74	40	95	49	16	22	4	-	98	3	401
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(2)	-	(2)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	74	40	95	49	16	22	4	-	96	3	399

Gold sold - oz (000)(3)	63	41	73	61	10	21	2	-	107	-	379

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	580	984	1,169	798	1,660	1,062	1,858	-	907	-	928
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,159	984	1,295	818	1,660	1,062	1,858	-	907	-	1,052

56

For the three months ended 30 September 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	39	75	62	-	-	-	-	83	1	260
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(9)	-	-	-	-	-	-	(9)
Associates and equity accounted joint ventures’ share of total cash costs(2)	37	-	-	-	15	20	4	-	-	-	76
Total cash costs adjusted for non-controlling interests and non-gold producing companies	37	39	75	53	15	20	4	-	83	1	327
Rehabilitation and other non-cash costs	-	1	-	(1)	-	-	-	-	1	(1)	-
Amortisation of tangible assets	-	7	5	8	-	-	-	-	22	(1)	41
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of total cash costs(2)	18	-	-	-	3	7	-	-	-	-	28
Total production costs adjusted for non-controlling interests and non-gold producing companies	55	47	80	59	18	27	4	-	106	-	396

Gold produced - oz (000) (3)	65	45	78	72	10	21	2	-	116	-	410

Total cash costs per unit - $/oz(4)	563	866	966	741	1,525	981	1,672	-	715	-	799
Total production costs per unit - $/oz(4)	846	1,033	1,031	816	1,849	1,309	1,762	-	907	-	970

57

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	85	83	5	173	53	49	95	39	-	236
Amortisation of tangible and intangible assets	(14)	(24)	(1)	(39)	(1)	(8)	(26)	(12)	-	(47)
Adjusted for decommissioning amortisation	-	1	-	1	-	-	-	-	-	-
Sustaining exploration and study costs	-	1	2	3	1	-	3	-	3	7
Total sustaining capital expenditure	8	5	-	13	5	14	33	9	1	62
All-in sustaining costs	79	66	6	151	58	55	105	36	4	258
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	79	66	6	151	58	51	105	36	-	250

All-in sustaining costs	79	66	6	151	58	55	105	36	4	258
Non-sustaining Project capex	-	-	-	-	31	-	-	-	-	31
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	18	18
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	4	-	-	4
All-in costs	79	66	8	153	89	55	109	36	22	311
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	79	66	8	153	89	51	109	36	22	307

Gold sold - oz (000)(3)	71	83	-	154	55	54	100	33	-	242

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,116	800	-	980	1,075	956	1,037	1,097	-	1,035
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,116	800	-	993	1,647	957	1,076	1,110	-	1,270

58

For the three months ended 30 September 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	67	61	3	131	54	44	70	26	-	194
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(7)	(3)	-	-	-	(10)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	67	61	3	131	47	41	70	26	-	184
Retrenchment costs	-	-	1	1	-	-	2	-	-	2
Rehabilitation and other non-cash costs	-	-	-	-	2	3	(4)	(1)	1	1
Amortisation of tangible assets	14	24	-	38	-	8	25	12	-	45
Amortisation of intangible assets	-	-	-	-	-	-	2	-	-	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	4	(1)	-	-	-	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	81	85	4	170	53	51	95	37	1	237

Gold produced - oz (000) (3)	68	84	-	152	56	62	101	32	-	251

Total cash costs per unit - $/oz(4)	982	721	-	861	827 (6)	656	699	803	-	730
Total production costs per unit - $/oz(4)	1,187	1,005	-	1,121	951	819	943	1,173	-	943

59

For the three months ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	24	49	56	129	82	50	132	61	-	322	(5)
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(24)	(19)	(13)	(32)	(6)	-	(62)	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	2	2	31
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-	(2)
Total sustaining capital expenditure	4	12	16	32	26	16	42	6	-	80	3
All-in sustaining costs	26	51	60	137	89	53	142	61	2	342	25
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	51	60	137	89	53	142	61	2	342	27

All-in sustaining costs	26	51	60	137	89	53	142	61	2	342	25
Non-sustaining Project capex	-	1	2	3	17	-	17	12	(1)	31	-
Technology improvements	-	-	-	-	-	-	-	-	7	7	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(4)
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	(2)
All-in costs	26	52	62	140	106	53	159	73	8	380	19
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	26	52	62	140	106	53	159	73	8	380	22

Gold sold - oz (000)(3)	20	39	67	127	93	62	154	59	-	340	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,294	1,296	890	1,080	963	852	919	1,039	-	1,005	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,294	1,319	915	1,100	1,148	853	1,030	1,233	-	1,117	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

60

For the three months ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	20	36	40	96	61	50	111	53	-	260	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	8
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	20	36	40	96	61	50	111	53	-	260	-
Retrenchment costs	1	2	1	4	2	-	2	-	-	6	(1)
Rehabilitation and other non-cash costs	1	2	3	6	-	(13)	(13)	1	(2)	(8)	-
Amortisation of tangible assets	2	9	11	22	18	12	30	6	-	58	1
Amortisation of intangible assets	-	1	1	2	2	1	3	-	-	5	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	24	50	56	130	83	50	133	60	(2)	321	2

Gold produced - oz (000) (3)	20	39	67	127	93	62	154	58	-	339	-

Total cash costs per unit - $/oz(4)	1,032	910	596	762	656	809	717	915	-	767	-
Total production costs per unit - $/oz(4)	1,198	1,239	835	1,017	885	809	855	1,035	-	946	-

61

For the three months ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	72	94	76	-	-	-	8	98	5	353
Amortisation of tangible and intangible assets	-	(8)	(2)	(8)	-	-	-	-	(33)	-	(51)
Adjusted for decommissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	(2)	(2)
Associates and equity accounted joint ventures’ share of costs(2)	19	-	-	-	11	41	18	-	-	1	90
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	17	-	-	23	-	40
Sustaining exploration and study costs	-	-	-	5	-	1	-	-	1	-	7
Total sustaining capital expenditure	-	6	37	10	6	(1)	-	1	50	-	109
All-in sustaining costs	19	70	129	84	17	58	18	9	139	5	548
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	1	(12)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	19	70	129	71	17	58	18	9	139	6	536
Adjusted for stockpile write-offs	-	-	-	-	-	(17)	-	-	(23)	-	(40)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	19	70	129	71	17	41	18	9	116	6	496

All-in sustaining costs	19	70	129	84	17	58	18	9	139	5	548
Non-sustaining Project capex	66	1	17	-	-	22	-	-	(1)	(2)	103
Non-sustaining exploration and study costs	-	-	-	2	-	-	-	-	-	3	5
All-in costs	85	71	146	86	17	80	18	9	138	6	656
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(13)	-	-	-	-	-	-	(13)
All-in costs adjusted for non-controlling interests and non-gold producing companies	85	71	146	73	17	80	18	9	138	6	643
Adjusted for stockpile write-offs	-	-	-	-	-	(17)	-	-	(23)	-	(40)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	85	71	146	73	17	63	18	9	115	6	603

Gold sold - oz (000)(3)	40	62	62	64	12	24	8	17	147	-	437

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	469	1,153	2,069	1,116	1,434	1,639	2,226	526	784	-	1,129
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	2,149	1,167	2,350	1,144	1,434	2,521	2,268	526	780	-	1,376

62

For the three months ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	65	86	75	-	-	-	9	83	-	318
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs(2)	19	-	-	-	10	36	15	-	-	(1)	79
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	65	86	64	10	36	15	9	83	(1)	386
Retrenchment costs	-	5	1	-	-	-	-	-	-	3	9
Rehabilitation and other non-cash costs	-	6	6	3	-	-	-	(1)	(1)	1	14
Amortisation of tangible assets	-	7	2	8	-	-	-	-	33	-	50
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of total cash costs(2)	9	-	-	-	2	4	3	-	-	(1)	17
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	83	95	73	12	40	18	8	115	3	475

Gold produced - oz (000) (3)	40	67	63	75	12	24	8	18	154	-	460

Total cash costs per unit - $/oz(4)	471	966	1,354	844	853	1,506	1,923	524	543	-	839
Total production costs per unit - $/oz(4)	694	1,240	1,492	967	982	1,673	2,255	485	755	-	1,034

63

For the three months ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	97	64	1	162	40	46	91	32	1	210
Amortisation of tangible and intangible assets	(27)	(27)	(2)	(56)	-	(7)	(22)	(10)	(1)	(40)
Corporate administration and marketing related to current operations	-	-	-	-	3	-	2	-	-	5
Sustaining exploration and study costs	-	-	2	2	1	-	4	2	-	7
Total sustaining capital expenditure	6	-	1	7	8	11	37	9	(11)	54
All-in sustaining costs	76	37	2	115	52	50	112	33	(11)	236
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	76	37	2	115	52	46	112	33	(11)	232

All-in sustaining costs	76	37	2	115	52	50	112	33	(11)	236
Non-sustaining Project capex	-	28	-	28	48	-	1	1	12	62
Non-sustaining exploration and study costs	-	-	2	2	-	-	-	-	25	25
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	1	-	2	3
All-in costs	76	65	4	145	100	50	114	34	28	326
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	76	65	4	145	100	46	114	34	28	322

Gold sold - oz (000)(3)	94	58	-	152	48	54	126	34	-	262

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	804	640	-	763	1,076	852	891	956	-	887
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	804	1,122	-	961	2,072	867	913	987	-	1,228

64

For the three months ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	70	38	-	108	52	44	62	24	1	183
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(13)	(3)	-	-	(1)	(17)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	70	38	-	108	39	41	62	24	-	166
Retrenchment costs	-	-	1	1	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	2	-	2	(19)	-	2	(3)	1	(19)
Amortisation of tangible assets	27	27	1	55	-	7	21	10	-	38
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	20	(1)	-	-	(1)	18
Total production costs adjusted for non-controlling interests and non-gold producing companies	97	67	2	166	40	47	86	31	2	206

Gold produced - oz (000) (3)	102	66	-	169	47	61	120	34	-	262

Total cash costs per unit - $/oz(4)	685	569	-	640	825 (6)	672	518	712	-	634
Total production costs per unit - $/oz(4)	945	1,016	-	985	846	784	720	928	-	787

65

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	94	201	217	512	313	268	581	231	-	1,324	1
Amortisation of tangible and intangible assets	(8)	(50)	(50)	(107)	(71)	(58)	(129)	(22)	1	(258)	(8)
Adjusted for decommissioning amortisation	1	-	-	1	-	-	-	1	(2)	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	1	1	85
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	1
Total sustaining capital expenditure	7	26	44	76	65	35	100	46	7	230	5
All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	6
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	94	177	211	482	307	245	552	256	8	1,298	90
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	211	482	307	245	552	256	7	1,297	89

All-in sustaining costs	94	177	211	482	307	245	552	256	8	1,298	84
Non-sustaining Project capex	-	-	2	2	32	-	32	-	-	34	-
Technology improvements	-	-	-	-	-	-	-	-	19	19	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	5
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	7
All-in costs	94	177	213	484	339	245	584	256	27	1,351	96
Adjusted for non-controlling interests and non-gold producing companies(1)									-	-	6
All-in costs adjusted for non-controlling interests and non-gold producing companies	94	177	213	484	339	245	584	256	27	1,351	102
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	94	177	213	484	339	245	584	256	26	1,350	101

Gold sold - oz (000)(3)	78	140	234	452	313	232	544	223	3	1,223	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,185	1,256	903	1,061	981	1,059	1,014	1,153	-	1,064	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,185	1,256	909	1,064	1,085	1,059	1,074	1,153	-	1,107	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

66

For the year ended 31 December 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	84	144	160	388	233	205	438	210	(1)	1,035	(8)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	7
Total cash costs adjusted for non-controlling interests and non-gold producing companies	84	144	160	388	233	205	438	210	(1)	1,035	(1)
Retrenchment costs	2	5	3	9	4	3	7	-	(1)	16	-
Rehabilitation and other non-cash costs	1	3	4	8	4	3	8	-	1	16	-
Amortisation of tangible assets	6	47	46	100	65	54	119	20	1	239	5
Amortisation of intangible assets	1	2	4	8	5	4	9	2	1	19	3
Total production costs adjusted for non-controlling interests and non-gold producing companies	94	201	217	513	311	269	581	232	1	1,325	7

Gold produced - oz (000) (3)	78	141	234	453	313	232	544	223	3	1,223	-

Total cash costs per unit - $/oz(4)	1,074	1,023	685	857	746	882	804	941	-	849	-
Total production costs per unit - $/oz(4)	1,208	1,431	928	1,132	1,001	1,159	1,068	1,040	-	1,087	-

67

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	192	303	314	-	-	-	26	403	5	1,243
Amortisation of tangible and intangible assets	-	(24)	(19)	(32)	-	-	-	-	(99)	(4)	(178)
Adjusted for decommissioning amortisation	-	-	1	4	-	-	-	-	2	(1)	6
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	133	-	-	-	51	89	20	-	-	1	294
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	8	-	-	-	8
Sustaining exploration and study costs	-	-	13	2	-	1	-	-	2	(1)	17
Total sustaining capital expenditure	3	21	43	30	6	6	-	1	129	1	240
All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	136	189	341	270	57	96	28	27	437	2	1,583
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	136	189	341	270	57	96	20	25	428	2	1,564

All-in sustaining costs	136	189	341	318	57	96	28	27	437	2	1,631
Non-sustaining Project capex	176	-	38	-	-	-	-	-	-	-	214
Non-sustaining exploration and study costs	2	-	-	5	-	-	-	-	-	-	7
All-in costs	314	189	379	323	57	96	28	27	437	2	1,852
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(48)	-	-	-	-	-	-	(48)
All-in costs adjusted for non-controlling interests and non-gold producing companies	314	189	379	275	57	96	28	27	437	2	1,804
Adjusted for stockpile write-offs	-	-	-	-	-	-	(8)	(2)	(9)	-	(19)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	314	189	379	275	57	96	20	25	428	2	1,785

Gold sold - oz (000)(3)	233	185	248	294	44	85	11	34	481	-	1,615

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	588	1,020	1,374	917	1,298	1,133	1,795	719	890	-	968
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,351	1,020	1,530	933	1,298	1,133	1,795	719	890	-	1,105

68

For the year ended 31 December 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	153	264	273	-	-	-	25	286	-	1,001
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(41)	-	-	-	-	-	-	(41)
Associates and equity accounted joint ventures’ share of total cash costs(2)	137	-	-	-	51	87	16	-	-	-	291
Total cash costs adjusted for non-controlling interests and non-gold producing companies	137	153	264	232	51	87	16	25	286	-	1,251
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	6	15	5	-	-	-	-	7	-	33
Amortisation of tangible assets	-	24	19	32	-	-	-	-	99	-	174
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(6)	-	-	-	-	-	-	(6)
Associates and equity accounted joint ventures’ share of total cash costs(2)	67	-	-	-	8	25	4	-	-	-	104
Total production costs adjusted for non-controlling interests and non-gold producing companies	204	183	298	263	59	112	20	25	393	4	1,561

Gold produced - oz (000)(3)	237	177	243	290	44	85	11	33	477	-	1,597

Total cash costs per unit - $/oz(4)	578	865	1,086	799	1,162	1,028	1,438	752	599	-	783
Total production costs per unit - $/oz(4)	860	1,035	1,223	909	1,343	1,329	1,760	756	821	-	977

69

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	344	296	20	660	218	222	362	156	4	962
Amortisation of tangible and intangible assets	(47)	(98)	(5)	(150)	(3)	(33)	(107)	(49)	-	(192)
Adjusted for decommissioning amortisation	-	3	-	3	-	-	-	-	1	1
Corporate administration and marketing related to current operations	-	-	-	-	-	-	1	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	1	-	-	1
Sustaining exploration and study costs	-	3	6	9	2	2	8	1	10	23
Total sustaining capital expenditure	31	59	1	91	24	58	127	38	1	248
All-in sustaining costs	328	263	22	613	241	249	392	146	16	1,044
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(19)	-	-	(16)	(35)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	328	263	22	613	241	230	392	146	-	1,009
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	22	613	241	230	391	146	-	1,008

All-in sustaining costs	328	263	22	613	241	249	392	146	16	1,044
Non-sustaining Project capex	-	-	-	-	145	-	-	-	1	146
Non-sustaining exploration and study costs	-	-	7	7	-	-	1	-	71	72
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	14	2	1	17
All-in costs	328	263	29	620	386	249	407	148	89	1,279
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(19)	-	-	(1)	(20)
All-in costs adjusted for non-controlling interests and non-gold producing companies	328	263	29	620	386	230	407	148	88	1,259
Adjusted for stockpile write-offs	-	-	-	-	-	-	(1)	-	-	(1)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	328	263	29	620	386	230	406	148	88	1,258

Gold sold - oz (000)(3)	271	350	-	622	210	246	404	138	-	998

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,214	752	-	986	1,147	938	966	1,062	-	1,010
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,214	752	-	998	1,837	938	1,004	1,078	-	1,262

70

For the year ended 31 December 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	289	195	14	498	222	184	260	102	(2)	766
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(47)	(14)	-	-	-	(61)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	289	195	14	498	175	170	260	102	(2)	705
Retrenchment costs	-	-	1	1	-	2	3	-	1	6
Rehabilitation and other non-cash costs	4	9	-	13	28	5	(7)	-	6	32
Amortisation of tangible assets	47	98	4	149	1	32	101	48	1	183
Amortisation of intangible assets	-	-	1	1	1	-	6	1	1	9
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	12	(3)	-	-	(6)	3
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	340	302	20	662	217	206	363	151	1	938

Gold produced - oz (000)(3)	262	358	-	619	211	246	403	136	-	996

Total cash costs per unit - $/oz(4)	1,105	545	-	804	829(6)	692	644	748	-	709
Total production costs per unit - $/oz(4)	1,301	845	-	1,070	1,031	842	902	1,113	-	942

71

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	103	215	240	558	347	262	609	226	-	1,393	1
Amortisation of tangible and intangible assets	(8)	(43)	(60)	(111)	(82)	(51)	(133)	(9)	-	(253)	(9)
Adjusted for decommissioning amortisation	(1)	1	1	1	-	-	-	-	-	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	5	5	168
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-	2
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	1	1	(1)
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	14	50	78	142	95	59	154	16	-	312	9
All-in sustaining costs	108	223	259	590	360	270	630	233	6	1,459	168
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	108	223	259	590	360	270	630	233	6	1,459	168
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	108	223	259	590	360	270	630	233	5	1,458	169

All-in sustaining costs	108	223	259	590	360	270	630	233	6	1,459	168
Non-sustaining Project capex	-	1	39	40	76	1	77	23	(1)	139	(1)
Technology improvements	-	-	-	-	-	-	-	-	14	14	-
Non-sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-	6
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	-	-	-	-	-	16
All-in costs	108	224	298	630	436	271	707	256	19	1,612	189
All-in costs adjusted for non-controlling interests and non-gold producing companies	108	224	298	630	436	271	707	256	19	1,612	189
Adjusted for stockpile write-offs	-	-	-	-	-	-	-	-	(1)	(1)	1
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	108	224	298	630	436	271	707	256	18	1,611	190

Gold sold - oz (000)(3)	83	178	212	472	354	235	589	240	-	1,302	-

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,305	1,255	1,223	1,249	1,016	1,149	1,069	969	-	1,120	-
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,305	1,262	1,406	1,334	1,230	1,152	1,199	1,064	-	1,238	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)	In addition to the operational performances of the mines, all-in sustaining cost per ounce, all-in cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce and all-in cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.
(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

72

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	91	163	169	423	255	216	471	213	-	1,107	(7)
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	-	-	-	-	-	-	6
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	91	163	169	423	255	216	471	213	-	1,107	(1)
Retrenchment costs	3	5	6	14	7	6	13	-	-	27	-
Rehabilitation and other non-cash costs	1	4	6	11	3	(10)	(7)	3	-	7	1
Amortisation of tangible assets	7	41	57	105	77	47	124	8	-	237	5
Amortisation of intangible assets	1	3	3	7	5	3	8	-	-	15	2
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	-	-	-	-	-	-	-	(4)
Associates and equity accounted joint ventures’ share of total cash costs(2)	-	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	103	216	241	560	347	262	609	224	-	1,393	4

Gold produced - oz (000)(3)	83	178	212	472	354	235	589	240	-	1,302	-

Total cash costs per unit - $/oz(4)	1,100	918	797	895	719	920	800	883	-	850	-
Total production costs per unit - $/oz(4)	1,252	1,210	1,138	1,185	978	1,117	1,034	933	-	1,070	-

73

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	226	425	324	-	-	-	49	346	23	1,393
Amortisation of tangible and intangible assets	-	(30)	(50)	(27)	-	-	-	(6)	(120)	(6)	(239)
Adjusted for decommissioning amortisation	-	1	1	3	-	-	-	-	1	-	6
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	-	2	3
Associates and equity accounted joint ventures’ share of costs(2)	21	-	-	-	47	118	46	-	-	-	232
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	16	-	24	89	-	216
Sustaining exploration and study costs	-	1	6	18	-	2	-	1	11	-	39
Total sustaining capital expenditure	-	22	154	27	13	11	-	5	146	1	379
All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(52)	-	-	-	-	-	(1)	(53)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	21	303	541	293	60	147	46	73	473	19	1,976
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	21	220	537	293	60	131	46	49	384	19	1,760

All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Non-sustaining Project capex	341	5	42	3	-	31	2	-	8	28	460
Non-sustaining exploration and study costs	1	-	-	9	-	-	-	-	-	30	40
All-in costs	363	308	583	357	60	178	48	73	481	78	2,529
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	(54)	-	-	-	-	-	(9)	(63)
All-in costs adjusted for non-controlling interests and non-gold producing companies	363	308	583	303	60	178	48	73	481	69	2,466
Adjusted for stockpile write-offs	-	(83)	(4)	-	-	(16)	-	(24)	(89)	-	(216)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	363	225	579	303	60	162	48	49	392	69	2,250

Gold sold - oz (000)(3)	40	215	242	272	57	86	28	63	461	-	1,462

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	529	1,025	2,214	1,085	1,051	1,510	1,653	781	833	-	1,202
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	9,168	1,049	2,388	1,122	1,051	1,875	1,734	781	851	-	1,538

74

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	-	190	336	290	-	-	-	44	237	(3)	1,094
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	(43)	-	-	-	-	-	-	(43)
Associates and equity accounted joint ventures’ share of total cash costs(2)	19	-	-	-	44	114	42	-	-	-	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	190	336	247	44	114	42	44	237	(3)	1,270
Retrenchment costs	-	5	30	-	-	-	-	-	-	3	38
Rehabilitation and other non-cash costs	-	7	4	4	-	-	-	(1)	-	7	21
Amortisation of tangible assets	-	30	50	27	-	-	-	6	105	18	236
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests, non-gold producing companies(1)	-	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures’ share of total cash costs(2)	9	-	-	-	4	5	4	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	232	420	273	48	119	46	49	342	29	1,586

Gold produced - oz (000)(3)	40	221	239	268	57	86	27	63	459	-	1,460

Total cash costs per unit - $/oz(4)	471	861	1,406	918	773	1,334	1,530	691	515	-	869
Total production costs per unit - $/oz(4)	701	1,047	1,758	1,018	838	1,389	1,702	771	778	-	1,086

75

For the year ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	366	64	19	449	201	199	374	133	3	910
Amortisation of tangible and intangible assets	(67)	(27)	(3)	(97)	(21)	(35)	(103)	(41)	(1)	(201)
Corporate administration and marketing related to current operations	-	-	1	1	15	-	6	-	1	22
Sustaining exploration and study costs	12	3	8	23	4	7	14	8	-	33
Total sustaining capital expenditure	39	25	5	69	15	61	118	36	-	230
All-in sustaining costs	350	65	30	445	214	232	409	136	3	994
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	350	65	30	445	214	214	409	136	3	976

All-in sustaining costs	350	65	30	445	214	232	409	136	3	994
Non-sustaining Project capex	-	216	-	216	148	8	5	4	15	180
Non-sustaining exploration and study costs	-	-	9	9	-	-	6	-	114	120
Corporate and social responsibility costs not related to current operations	-	-	-	-	-	1	7	(3)	-	5
All-in costs	350	281	39	670	362	241	427	137	132	1,299
Adjusted for non-controlling interests and non-gold producing companies(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	350	281	39	670	362	223	427	137	132	1,281

Gold sold - oz (000)(3)	265	58	-	323	231	236	399	141	-	1,007

All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz(4)	1,321	1,113	-	1,376	927	912	1,023	970	-	970
All-in cost per unit (excluding stockpile write-offs) - $/oz(4)	1,321	4,850	-	2,073	1,567	947	1,069	971	-	1,271
		`

76

For the year ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

Total cash costs
Total cash costs per financial statements	306	38	14	358	230		162	253	99	1	745
Adjusted for non-controlling interests, non-gold producing companies and other(1)	-	-	-	-	(61)		(12)	-	-	-	(73)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	306	38	14	358	169		150	253	99	1	672
Retrenchment costs	-	-	1	1	-		1	2	-	-	3
Rehabilitation and other non-cash costs	(4)	2	1	(1)	(15)		1	7	(4)	1	(10)
Amortisation of tangible assets	67	27	4	98	21		35	101	40	1	198
Amortisation of intangible assets	-	-	-	-	-		-	2	-	1	3
Adjusted for non-controlling interests, non-gold producing companies(1)		-	-	-	25		(3)	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	369	67	20	456	200	-	184	365	135	4	888

Gold produced - oz (000)(3)	276	66	-	342	231		241	391	138	-	1,001

Total cash costs per unit - $/oz(4)	1,110	568	-	1,047	732 (6)		622	646	719	-	671
Total production costs per unit - $/oz(4)	1,341	1,018	-	1,333	864		767	931	991	-	886

77

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:    Deutsche Securities (SA) Proprietary Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Jeppe Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone:  +27 11 637 6000

Fax:  +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone:  +61 8 9425 4602

Fax:  +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone:  +233 303 772190

Fax:  +233 303 778155

United Kingdom Secretaries

(Delisted at 8.00 am on Monday, 22 September 2014. This information is provided purely for administrative purposes until September 2015)

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

Telephone:  +44 20 7796 8644

Fax:  +44 20 7796 8645

E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

KC Ramon^ (Chief Financial Officer)

S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive

SM Pityana^ (Chairman)

R Gasant^

A Garner#

DL Hogdson^

NP January-Bardill^

MJ Kirkwood*

Prof LW Nkuhlu^

M Richter#

R J Ruston~

* British	^ South African
~ Australian	§ Indian
# American

Officers

EVP – Legal, Commercial and Governance and Company Secretary: M E Sanz Perez

Investor Relations Contacts

South Africa

Stewart Bailey

Telephone:  +27 11 637 6031

Mobile:  +27 81 032 2563

E-mail: sbailey@AngloGoldAshanti.com

Fundisa Mgidi

Telephone:  +27 11 637 6763

Mobile:  +27 82 821 5322

E-mail: fmgidi@AngloGoldAshanti.com

United States

Sabrina Brockman

Telephone: +1 212 858 7702

Mobile: +1 646 379 2555

E-mail: sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries

investors@AngloGoldAshanti.com

AngloGold Ashanti website

http://www.AngloGoldAshanti.com

Company secretarial E-mail

Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street Johannesburg 2001

(PO Box 61051,

Marshalltown 2107)

South Africa

Telephone: (SA only) 0861 100 950

Fax: +27 11 688 5218

Website : queries@computershare.co.za

United Kingdom

Shares

Jersey

Computershare Investor Services (Jersey) Ltd Queensway House

Hilgrove Street

St Helier

Jersey JE1 1ES

Telephone:   +44 870 889 3177

Fax:   +44 (0) 870 873 5851

Australia

Computershare Investor Services Pty Limited Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone:   +61 8 9323 2000

Telephone: (Australia only) 1300 55 2949

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra Ghana

Telephone:   +233 302 229664

Fax:  +233 302 229975

ADR Depositary

BNY Mellon

BNY Shareowner Services

PO Box 358016

Pittsburgh, PA 15252-8016

United States of America

Telephone:  +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)

E-mail: shrrelations@mellon.com

Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.

Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 23, 2015	By: /s/ ME SANZ

Name: ME Sanz
Title: Group General Counsel
and Company Secretary